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EXPEDITORS NOTICE OF ANNUAL MEETING
& PROXY STATEMENT 2024



March 26, 2024

To Our Shareholders

Compared to the pandemic years, 2023 should have been relatively benign. The skyrocketing demands of a stay-at-home economy evaporated; global supply chain bottlenecks and dislocations largely disappeared; the massive shortage of available space in the air and on the oceans reversed course; and rates plummeted from unsustainable all-time highs. In comparison to that combination of events, 2023 should have been a relatively normal year by historical standards.

But when the massive disruptions and chaos of the pandemic years began to unwind, we entered a period that was no less disruptive than were any of the COVID-19 years. Compared to the years of pandemic chaos, which triggered the greatest run of profitability in our company's history, 2023 might appear disappointing. Yet revenues and operating income were stronger in 2023 than the last pre-pandemic year of 2019. Unlike 2019, we spent much of 2023 quickly adjusting to tumbling demand, surging capacity, and rapid declines in pricing, making last year as disruptive as the prior three years, just in the opposite direction.

As during other times of momentous disruption, we have remained flexible and deliberate in how we adapt, holding close those things that are most important to our culture and our long-term success. As operating conditions began to whiplash in late 2022 and throughout 2023, we chose not to over-correct. We thoughtfully downshifted our costs to bring operating efficiencies back to historical norms. We did not conduct sweeping reductions in headcount that we believe would be detrimental to our future success. Throughout our long history we have learned that down times are optimal for refining our processes and strengthening our organization for the more robust times to come.

Notwithstanding the potential impact from the latest myriad geopolitical conflicts, there are reasons for optimism. Air volumes ticked up modestly on a sequential basis in the second half of 2023, and global economic uncertainty and excess inventory did not spark the freight recession that many had feared in 2023, suggesting perhaps that shippers, carriers – all of us – have learned some important lessons about the fragility of supply chains. We are optimistic enough to believe those lessons will be good for us and for the future of our industry.

We ask for your vote:

We ask you to vote **FOR** the Board's nine recommended director nominees and three proposals put forth by the Board of Directors.

We also ask you to carefully evaluate and vote **AGAINST** two shareholder proposals that we believe are unnecessary, counter-productive, and costly for shareholders. They are out of step with the increased recognition that many of these over-reaching, politically motivated special interest initiatives are harming shareholders and other corporate stakeholders.

The first proposal is similar to a proposal received last year. Given shareholder feedback last year, we are making meaningful, responsive disclosures to address the proponent's information requests. That information is provided in this proxy and includes: our full EEO-1 report on U.S. workers; the complete gender mix of our non-U.S. workforce; and a report showcasing the makeup of our Senior Management team over the last ten years, which has changed significantly under the leadership of our CEO. All new Senior Management team leaders have been promoted from within, a testament to our naturally diverse workforce that strives to grow into leadership roles.

We do not believe any further DEI reports are necessary – additional reports would be costly to prepare while failing to provide any further meaningful information on a stand-alone basis; and would not be useful in light of a culture that already invests in people, rewards for performance and naturally attracts, develops, and promotes a diverse employee base, including our Senior Management team, as illustrated in our recent disclosures this year. In addition, there are specific prohibitions against gathering more detailed data in many of the countries in which we operate.

A second shareholder proposal asks that we establish near- and long-term greenhouse gas reduction targets that cover our "full range of operational and supply chain logistics." We set Scope 1 and Scope 2 targets in 2023 and provide an update on our progress in the discussion of our commitments to ESG within these pages. However, this shareholder proposal assumes we have the means to go further and set mandates for our air or ocean carrier partners, and that we can demand that our customer shippers use greener modes of transport than they may be willing or able to afford. This shareholder proposal also demands that we commit future generations of management to achieving targets many years or decades from now, whether or not those targets are even capable of being achieved.

As always, we thank you for investing with us and we remain dedicated to sustaining your trust. We recognize that you have many choices of where to invest, and we are grateful that you chose to invest with us in Expeditors.

On behalf of the entire Board of Directors, we thank our employees, customers, service providers, communities and you, our shareholders, for your continued support and your investment in our business.

Sincerely,

Bob Carlile

Chair of the Board of Directors

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Tuesday **May 7, 2024** Expeditors International 3545 Factoria Blvd SE, Suite 300 Bellevue, WA 98006	• Election of Directors • Approve (advisory) Named Executive Officer Compensation • Approve Amendment to Employee Stock Purchase Plan • Ratification of Independent Registered Public Accounting Firm • Vote on two shareholder proposals, if presented at Meeting Record Date: Close of business on March 12, 2024

Attending the Annual Meeting

Attendance at the Meeting is limited to shareholders able to present evidence of ownership as of the Record Date. All shareholders must be prepared to present valid photo identification to be admitted to the Meeting. Cameras (including cellular phones), recording devices and other electronic devices, and the use of cellular phones, will not be permitted at the Meeting. Representatives will be at the entrance to the Meeting, and these representatives will have the authority, on the Company's behalf, to determine whether the admission policy and procedures have been followed and whether you will be granted admission to the Meeting.

Availability of Proxy Materials

This Notice of Annual Meeting of Shareholders and related proxy materials are being distributed or made available to shareholders beginning on or about March 26, 2024. This includes instructions on how to access these materials (including our Proxy Statement and 2023 Annual Report to shareholders) online.

Please vote your shares

We encourage shareholders to vote promptly, as this will save the expense of additional proxy solicitation.

You may vote in the following ways:



Visit the website listed on your proxy card or voting instruction form to vote via the internet



Call the telephone number on your proxy card or voting instruction form to vote by telephone



If you received a paper copy of the proxy materials by mail: mark, sign, date and promptly mail the enclosed proxy card in the postage-paid envelope



You can vote in person at the annual meeting.

By Order of the Board of Directors,
Expeditors International of Washington, Inc.

Jeffrey F. Dickerman
Corporate Secretary
Bellevue, Washington
March 26, 2024

PROXY SUMMARY

This Proxy Statement and the accompanying form of proxy are furnished in connection with the solicitation of proxies by the Board of Directors of Expeditors International of Washington, Inc. (the Company, Expeditors, we, us, our) for use at the Annual Meeting of Shareholders (the Annual Meeting). This proxy summary is intended to provide a broad overview of the items that you will find elsewhere in this Proxy Statement. As this is only a summary, we encourage you to read the entire Proxy Statement for more information about these topics prior to voting.

Meeting Agenda & Voting Recommendations

Proposal		Board's Voting Recommendation	Page
No. 1: Election of Directors	✓	FOR (each nominee)	4
No. 2: Advisory Vote to Approve Named Executive Officer Compensation	✓	FOR	20
No. 3: Approve Amendment to Employee Stock Purchase Plan	✓	FOR	35
No. 4: Ratification of Independent Registered Public Accounting Firm	✓	FOR	38
No. 5: Shareholder Proposal: Regarding Report on Effectiveness of DEI Efforts	X	AGAINST	40
No. 6: Shareholder Proposal: Regarding Establishment of Near- and Long-Term Science-Based Greenhouse Gas Reduction Targets	X	AGAINST	44

2019-2023 Financial Performance
(Data in millions except dividends and earnings per share (EPS))



Navigating Post-Pandemic Dislocations: After two years of pandemic shutdowns and supply chain dislocations that led to record revenues, operating income, and earnings per share, throughout 2023 supply chains operated without significant disruptions and we saw a slowdown in the global economy and a softening of customer demand. As a result, revenues, operating income, and earnings per share declined in 2023.

Return to Shareholders: We generated $1.1 billion in cash flow from operations in 2023 and returned $1.6 billion to shareholders in share repurchases and dividends. We again increased our dividend, maintaining our rare status as a "Dividend Aristocrat," which refers to companies in the S&P 500 index that have paid and increased their base dividend every year for at least 25 consecutive years.

2023 Highlights

- ***Shareholder Engagement***: We engaged with shareholders representing 51% of our shares outstanding, including governance engagement with shareholders representing 43% of outstanding shares, as we seek our shareholders' views on environmental, social, and governance (ESG) and performance and compensation matters throughout the year.

- ***Shareholder Responsiveness***: In 2023, shareholders supported two shareholder proposals and we have responded by (1) implementing the request for a limit to NEO severance packages of no more than 2.99 times the sum of base salary and short-term bonus, and (2) disclosing our full EEO-1 report on U.S. workers, gender mix of our non-U.S. workforce and additional diversity disclosures and changes to our senior leadership team.

- ***Executive Refreshment***: We further refreshed our executive ranks by bringing up five highly talented individuals with deep industry experience and extensive careers with Expeditors. As a result, 13 out of 23 global executives are women and/or are of a diverse background (race, ethnicity, LGBTQ+) and 12 out of the last 16 promotions into Expeditors' senior executive team have been women and/or a person of a diverse background (race, ethnicity, LGBTQ+).

- ***Expanding Cybersecurity Oversight***: In creating the increasingly critical roles of Chief Information Security Officer and Chief Technology Officer, we hired highly seasoned talent from outside of the company, adding to the breadth and depth of our organization.

- ***Embedded Findings of Materiality Assessment into Strategy***: Having performed a Materiality Assessment as the basis for our ESG focus, we incorporated the material factors into our strategy. Elements of the strategy are reviewed at every board meeting, and the Board receives reports and provides regular oversight on the factors.

- ***Commitment to Sustainability***: Additional information about our programs to sustain a healthy environment and reduce greenhouse gas emissions, as well as our approach to social responsibility and sound governance, can be found in our latest Sustainability Report, which is updated annually: www.expeditors.com/sustainability.

PROPOSAL NO. 1:
ELECTION OF DIRECTORS

The Company's Bylaws require a Board of Directors composed of not less than six nor more than 11 members. The Board is currently comprised of nine members. Expeditors' Directors are elected at each Annual Meeting to hold office until the next Annual Meeting or until the election or qualification of his or her successor. Any vacancy resulting from the non-election of a Director may be filled by the Board of Directors. The nine nominees are named below. Proxies cannot be voted for a greater number of persons than the number of nominees named in this proposal.

Nominees for Election

This year's nominees consist of seven independent Directors and two non-independent Directors. Unless otherwise instructed, it is the intention of the persons named in the accompanying form of proxy to vote shares represented by properly executed proxies for the nine nominees of the Board of Directors named below. Although the Board anticipates that all of the nominees will be available to serve as Directors of the Company, should any one or more of them be unwilling or unable to serve, it is intended that the proxies will be voted for the election of a substitute nominee or nominees designated by the Board of Directors or the seat will remain open until the Board of Directors identifies a nominee.

The Board of Directors has determined that all current Directors except Messrs. Musser and Alger are independent under the applicable independence standards set forth in the rules promulgated under the Securities Exchange Act of 1934, as amended (Exchange Act) and NYSE rules. The Board has designated that only independent Directors can serve as Committee members.

The following persons are nominated to serve as Directors until the Company's 2025 Annual Meeting of Shareholders:

Independent Nominee	Age	Director Since	2023 Committee Membership			Other Public Company Boards
			NGC	Comp	Audit	
Robert P. Carlile	68	2019				MicroVision, Inc.
James M. DuBois	60	2016			X	
Mark A. Emmert	71	2008	X	C		Weyerhaeuser Co.
Diane H. Gulyas	67	2015	X	X		Ingevity Corp.
Brandon S. Pedersen	57	2022		X	C	
Liane J. Pelletier	66	2013	C			Frontdoor, Inc.
Olivia D. Polius	54	2021			X	

Non-Independent Nominee						
Glenn M. Alger	67	2017				
Jeffrey S. Musser	58	2014				

DIRECTOR BIOGRAPHIES
ROBERT P. CARLILE

Robert "Bob" P. Carlile became a Director of the Company in May 2019. He was appointed Chair of the Audit Committee in May 2020 and Chair of the Board in May 2022. Bob's extensive career in professional services and numerous leadership positions benefit the board and management in several areas including:

- A broad perspective on issues facing public companies and the evolving global business environment developed over four decades in industries such as global logistics, retail, transportation, technology, and manufacturing.
- Managing professional service organizations through periods of crisis and sudden change.
- Extensive knowledge and understanding of financial accounting, internal controls over financial reporting, and risk management.
- Demonstrated ability as a board chair, chair of audit committees, and member of compensation and nominating and governance committees with various companies and organizations.

Operating career experiences include:

- Audit Partner at KPMG LLP (2002-2016) and Arthur Andersen LLP (1977-2002).
- Various operating leadership positions at KPMG and Arthur Andersen.

Education background:

- Bachelor's in Business Administration (Accounting), Magna Cum Laude, Boise State University.

Other boards:

- Current: MicroVision, Inc. (Nasdaq: MVIS).
- Current: Virginia Mason Franciscan Health.

JEFFREY S. MUSSER

Jeffrey S. Musser became a Director of the Company in March 2014. He first joined the Company in February 1983 and was promoted to District Manager in October 1989. Mr. Musser became Regional Vice President in September 1999, Senior Vice President-Chief Information Officer in January 2005 and Executive Vice President and Chief Information Officer in May 2009. Mr. Musser was appointed President and Chief Executive Officer in March 2014.

Operating career experiences include:

- Over 35 years of experience in the international transportation industry.
- Many years of corporate leadership responsibilities.
- Background in the information technology discipline.

GLENN M. ALGER

Glenn M. Alger became a Director of the Company in May 2017. His active participation and experience in global logistics as a founder, former senior executive, and a long-term shareholder of the Company deliver benefit to the Board and management, including:

- Direct experience building the Company from a startup to a global industry leader.
- More than 30 years in business development, management, and senior leadership in global logistics.
- Industry expertise in customer markets, strategy, competition, and organization.

Operating career experiences include:

- Over 20 years of strategy and operations as a senior executive of a public company.
- A deep understanding of both Company operations specifically and the global logistics industry generally.

JAMES M. DuBOIS

James "Jim" DuBois became a Director of the Company in May 2016. He serves on the Audit Committee and is the Board expert on cybersecurity and information technology. Jim brings deep experience in several areas that benefit the board and management, including:

- Deep expertise in cybersecurity and information technology from a 25-year career at Microsoft including the role of Global Chief Information Security Officer from 2013 to 2017.
- Author and public speaker from his technical expertise in digital transformations, cybersecurity, and AI.
- Experience serving on audit, compensation, and nominating and governance committees with various companies.
- Continuous and ongoing education on emerging business and boardroom topics.

Operating career experiences include:

- International experience running regional teams of Microsoft in Asia and Europe.

Education background:

- Bachelor's in Computer Science, University of Washington.
- Bachelor's in Business Administration, University of Washington.

Other boards:

- Board member and board chair for multiple private equity owned companies, all B2B tech companies.
- Technical advisor and board member for multiple B2B tech startups.

MARK A. EMMERT

Mark A. Emmert became a Director of the Company in May of 2008. He chairs the Compensation Committee and serves on the Nominating and Corporate Governance Committee. His wide-ranging leadership experience in the public, private, and nonprofit sectors enable him to support the Board and management in significant ways, including:

- Extensive public and private board experiences, including three Fortune 500 companies.
- Service and leadership of compensation, nominating and governance, and audit committees on public company boards.
- Diverse and deep experience in strategic planning and execution in complex entities.
- Broad background in design, structure, and operation of public and private governance systems.
- Director role in oversight of large- and small-scale mergers and acquisitions and sales.
- Direct involvement in multiple CEO transitions and succession planning.

Operating career experiences include:

- Long standing CEO experience leading a number of complex multi-billion-dollar universities and NCAA.
- Various roles in public policy and government affairs at state and national level.
- Wide-ranging executive experience in human capital management.
- Experience in international affairs and relationships.

Education background:

- Bachelor's degree, University of Washington.
- Master's degree in Public Administration, and PhD, Syracuse University.

Other boards:

- Current Director of the Weyerhaeuser Corporation.

DIANE H. GULYAS

Diane Gulyas became a Director of the Company in November 2015. She is a member of the Compensation Committee and Nominating and Corporate Governance Committee. Her many years of experience in executive business leadership and board service enable her to contribute to the management team and Board in significant ways, including:

- Twenty years of board service on five publicly traded companies and one privately held corporation in a variety of industries including chemicals, pharmaceuticals, transportation, and electronic materials.
- Chair of two compensation committees and one corporate social responsibility committee; member of several audit, finance and nominating and governance committees.
- Experience in several CEO successions, board refreshments, public-private transitions, capital planning, and strategic transformations.
- Substantial experience in global manufacturing, engineering, sales, and distribution.

Operating career experiences include:

- Led three different multibillion dollar growth-oriented businesses at DuPont with the majority of sales outside the U.S. for over a decade.
- First Chief Marketing Officer at DuPont, responsible for branding, marketing communication, market research, customer contact centers, digital marketing, and worldwide capability.

Education background:

- Bachelor of Science, Chemical Engineering, University of Notre Dame.

Other Boards:

- Ingevity Corporation (NYSE: NGVT).
- Served as director in several non-profits including three years as Chair of the LPGA, leading a successful search for a new Commissioner and strategic planning process.

BRANDON S. PEDERSEN

Brandon Pedersen became a Director of the Company in February 2022. He currently chairs the Audit Committee and is a member of the Compensation Committee. Brandon brings deep experience in several areas that benefit the Board and management, including:

- Deep experience in the transportation sector including 15 years in the commercial airline industry and experience derived from serving on the board of a large privately held company engaged in shipping, air freight, trucking, energy distribution and marine service businesses.
- Ten years of experience as a public company CFO, including experience with mergers and acquisitions, capital allocation, financing strategies, supply chain, internal audit, investor relations, and IT oversight.
- Six years as a public company controller and chief accounting officer with substantial SEC reporting experience.
- Public accounting experience with an understanding of complex internal control environments and auditing standards.
- Certified Public Accountant - State of Washington (active).
- Audit Committee Qualified Financial Expert.

Operating career experiences include:

- Executive Vice President and Chief Financial Officer of Alaska Air Group, Inc. from 2010-2020; Vice President Finance and Controller at Alaska Air Group from 2003-2010.
- "Big Four" Audit Partner from 2000-2003.

Education background:

- Bachelor's in Business Administration (Accounting), University of Washington.
- Bachelor's in Economics, University of Washington.

Other boards:

- Current: Saltchuk Resources, Inc., a privately held corporation with over 30 operating companies in North America, including the Bahamas and Caribbean.

LIANE J. PELLETIER

Liane Pelletier became a Director of the Company in May 2013. She chairs the Nominating and Corporate Governance Committee. She brings deep experience in several areas that benefit the Board and management, including:

- Deep public company board experience over 20 years at seven companies.
- Experience serving or leading each board committee.
- Qualified financial expert.
- Years of responsibility for shareholder relations and capital markets transactions as public company CEO.
- Direct role in multiple CEO succession events.
- Cybersecurity oversight credentials.
- Expertise in architecting bespoke ERM.
- Operating (and board) career experience in highly regulated industries.
- Chief corporate strategy leadership role at large global company.
- Continuous and rigorous ongoing education on emerging business and boardroom topics.
- Past public company CEO experience.

Operating career experiences include:

- CEO, President, Chair of Board of Alaska Communications, 2003-2011.
- Senior Vice President Corporate Strategy and Development (last role), Sprint Corporation, 1986-2003 (entire tenure).

Education background:

- Master's in Business, MIT Sloan School.
- Bachelor's in Economics, Magna Cum Laude, Wellesley College.

Other boards:

- Current: Frontdoor, Inc. (Nasdaq: FTDR).

OLIVIA D. POLIUS

Olivia Polius became a Director of the Company in November 2021. She brings a wide-ranging experience from both the private sector and nonprofit sectors that benefit the Board and management, including:

- Deep finance and operations management experience.
- Expertise in strategy development, execution, and resource allocation
- Experience in global operations, including sub-Saharan Africa and Asia.
- Direct involvement with government contract compliance.
- Certified Public Accountant – State of Washington (active).
- Audit Committee Qualified Financial Expert.

Operating career experiences include:

- Serving as the divisional CFO for two program strategy divisions at the Bill & Melinda Gates foundation: Global Policy & Advocacy and U.S. Programs.
- Previous CFO and VP of Finance, Technology and Infrastructure for PATH, a global organization that develops and scales innovative solutions to address some of the world's most pressing health challenges.
- Over a decade in various finance leadership roles in the software industry.

Education background:

- Bachelor's degree from the University of Washington.

How We Identify and Evaluate Director Candidates

The Policy on Director Nominations describes the process by which Director nominees are selected by the Nominating and Corporate Governance Committee and includes the criteria the Committee will consider in determining the qualifications of any candidate for Director. In reviewing candidates for the Board, the Committee considers the entirety of each candidate's credentials in the context of these standards. With respect to the nomination of continuing Directors for re-election, the individual's contributions to the Board are also considered.

In its process of reviewing, nominating, and selecting Director candidates:

- Committee annually reviews its nomination procedures to assess the effectiveness of the Policy on Director Nominations.

- Committee considers candidates for Director who are recommended by its members, by management, and by search firms retained by the Committee.

- Per the Policy on Director Nominations, the Committee will also consider any candidate proposed by a shareholder satisfying certain notice provisions and will take into account the size and duration of the recommending shareholder's ownership.

- The Committee ensures that, with respect to any new candidates recruited from outside the Company, the initial list of new candidates includes qualified female and racially/ethnically diverse individuals.

- The Committee utilizes the "Rooney Rule" for CEO and Board candidates recruited from outside the Company so that any initial list of candidates includes qualified female and racially/ethnically diverse individuals, and the Committee will instruct any retained search firms to utilize the Rooney Rule for their initial lists of potential candidates submitted to the Committee.

- All candidates for Director who, after evaluation, are recommended by the Committee and approved by the Board of Directors will be included in the Company's recommended slate of Director nominees in its Proxy Statement.

- Any shareholder or group of up to 20 shareholders that has continuously beneficially owned at least 3% of the Company's Common Stock for at least three years, and who satisfies certain notice, information and consent provisions, may nominate up to 20% of the Directors standing for election and include such nominees on the Company's proxy statement pursuant to the Company's proxy access rights.

- A shareholder may nominate a Director candidate for election outside of the Company's proxy statement if the shareholder complies with the notice, information and consent provisions of Article II of the Company's Bylaws, which can be found on our website at https://investor.expeditors.com.

Our Bylaws and our Policy on Director Nominations require any notice for Director nominees for shareholder consideration or recommendation of candidates to the Committee be submitted by certain deadlines, which are explained in detail under the heading "Deadlines for Shareholder Proposals for the 2025 Annual Meeting of Shareholders."

The Policy on Director Nominations can be found on the Company's website at https://investor.expeditors.com.

Summary of Director Nominee Experience, Qualifications, Attributes & Skills

Summary of Director Experience, Qualifications, Attributions & Skills	Carlile	DuBois	Emmert	Gulyas	Pedersen	Pelletier	Polius	NON INDEPENDENT DIRECTORS Alger	Musser
Operations	●	●	●	●	●	●	●	●	●
Logistics Industry	●			●	●			●	●
International	●	●	●	●			●	●	●
Finance and Audit	●	●	●	●	●	●	●	●	●
Sales & Marketing				●		●		●	●
Information Systems and Cybersecurity		●			●	●			●
Leadership & Strategy	●	●	●	●	●	●	●	●	●
Governance / Board / Business Conduct	●	●	●	●	●	●	●	●	●
Legal / Compliance	●	●	●	●	●	●	●	●	●
Risk Management	●	●			●	●			●
Additional Information									
Age	68	60	71	67	57	66	54	67	58
Tenure	5	8	16	8	2	11	2	7	10
Other Public Company Boards	1	—	1	1	—	1	—	—	—

TENURE


■ <5   ■ 5-9   ■ 10+

GENDER


■ Men   ■ Women

AGE


■ <60   ■ 60-69   ■ 70+

DEMOGRAPHIC BACKGROUND


■ Non-diverse   ■ Diverse

Our Board has the Relevant Experience and Skills to Oversee our Strategy


Operations
Experience and insights into business operations, which are critical in assessing management's ability to drive growth and nurture a strong corporate culture.


Logistics Industry
Experience in the global logistics industry, which is highly complex and dependent upon people, processes, and technology.


International
An understanding of diverse business environments, economic conditions, cultures, regulatory frameworks, and a broad perspective on global market opportunities.


Finance & Audit
Senior-level experience in the audit and finance function of an enterprise, with proficiency in complex financial management, capital allocation, and financial reporting and internal control processes.


Sales & Marketing
Experience developing strategies to grow sales and market share, build brand awareness and equity, and enhance enterprise reputation.


Information Systems and Cybersecurity
A significant background working in technology, resulting in knowledge of how to anticipate technological trends, generate disruptive innovation, and extend or create new business models. Direct experience in the cybersecurity frameworks and processes that protect data and information.


Leadership & Strategy
A practical understanding of organizations, processes, strategic planning, and risk management. Demonstrated strengths in developing talent, planning succession, and driving change and long-term growth.


Governance / Board / Business Conduct
A solid foundation in good governance practices and oversight are critical to all business operations and publicly traded companies. Many of our Directors have deep public company board experience.


Legal / Compliance
An understanding of international laws and adherence to good conduct and compliance is critical for a large company that moves goods across borders around the globe.


Risk Management
Experience identifying, managing, and mitigating risks is essential for effectively overseeing the Company's risk management.

 The Board of Directors recommends a vote **FOR** the election of each of the Director Nominees.

CORPORATE GOVERNANCE

Board Operations, Practices and Procedures

The Board of Directors has policies and procedures to ensure effective operations and governance. Our Corporate Governance Principles, the Charters of each of the Board's Committees, and the Code of Business Conduct can be found on our website at https://investor.expeditors.com/corporate-governance/governance-documents.

The primary functions of Expeditors' Board of Directors include:

- Ensuring that the long-term interests of the Company are being served.

- Assuring that Board discussions focus on forward-looking strategies, approving such strategies and monitoring related performance.

- Overseeing the conduct of our business and monitoring significant enterprise risks.

- Overseeing our processes for maintaining the integrity of our financial statements and other public disclosures, and compliance with laws and ethical conduct.

- Evaluating CEO and senior management performance and determining executive compensation.

- Planning CEO succession and monitoring management's succession planning for other key executive officers; taking into consideration the diverse experiences, qualifications, and perspectives each potential succession candidate can bring to the Company including gender, race, and ethnicity.

- Establishing tone at the top, effective governance structure, including appropriate Board evaluation, composition and planning for Board succession.

- Ensuring the Company focuses on material matters that enable its sustainability; and complying with relevant ESG standards as they evolve.

- Convening sessions among Independent Directors-only at each Board meeting.

The Board currently has the following Committees: Nominating and Corporate Governance, Compensation, and Audit.

Corporate Governance Principles

The Board met six times in 2023 and each Director attended at least 75% of the total number of Board of Directors meetings and Committee meetings on which they served. While the Company has no established policy requiring Directors to attend the Annual Meeting, all members attended the 2023 Annual Meeting.

The Board's governing principles include:

- Commitment to the long-term interests of all stakeholders.

- Annual election of all Directors. Any Director who does not receive a majority vote in an uncontested election will resign immediately for the Board to process per the resignation policy.

- Availability of proxy access for qualifying shareholder groups.

- Independent Board Chair.

- The majority of the Board is comprised of independent Directors.

- Each of the three Board Committees is composed of only independent Directors.

- The Board and each Committee annually evaluates its performance.

- No shareholder rights plan (poison pill).

- No pledging, hedging or engaging in any derivatives trading of Company shares allowed by employees or Directors. Directors have stock ownership requirements.

- No Company spending on political campaigns and clear written policies against endorsing political parties or individual candidates; making any Company premises available for political or campaign purposes; or contributing funds to political campaigns, including indirect contributions for the purpose of electioneering or making a campaign donation on the Company's behalf.

- Annual Director certification of compliance with the Code of Business Conduct, available at https://investor.expeditors.com

Committee Composition

Composition and leadership of the three standing committees are determined following the annual shareholder meeting. From time to time, the Board rotates committee membership to deepen director skills required to deliver on committee responsibilities. Additionally, every committee meeting is open to and has included attendance of every Board director, in an effort to 'observe and learn'. Committee assignments made each year consider: expertise, capacity, and interest. Committee chair assignments consider: experience, capacity and interest. In all cases, the Board aims to compose each committee with members both new and tenured so that the work of the committee can proceed smoothly and efficiently.

Director Retirement Policy

The Board established a guideline, whereby an individual Director will not be nominated to stand for election to the Board of Directors at the next Annual Meeting if the Director has reached an age of 75 years, absent a waiver of such guideline by the Board.

Board's Role in Risk Oversight

Senior executive management is responsible for the assessment and day-to-day management of risk and brings to the attention of the Board the material risks to the Company. The Board provides oversight and guidance to management regarding material enterprise risks. Oversight responsibilities for certain areas of risk are assigned to the Board's three standing Committees and others are assigned to the full Board.

SEC Filings & Reports

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports, are available free of charge on our website at https://investor.expeditors.com under the heading "Investor Relations" (see SEC Filings) immediately after they are filed with or furnished to the SEC.

Director Compensation Program

The Board uses a combination of cash and stock-based compensation to attract and retain qualified non-employee candidates to serve on the Board. In setting Director compensation, the Compensation Committee considers the amount of time that Directors expend in fulfilling their duties, as well as the skill level required as members of the Board and its Committees.

Board of Directors' Annual Compensation & Stock Ownership Requirements

Board Retainer	$125,000 in cash and $200,000 worth of Company restricted stock.
Chair Retainers	An additional $175,000 retainer for the Chair of the Board.
	An additional $30,000 retainer for the Chair of the Audit Committee.
	An additional $25,000 retainer for the Chair of each of the Compensation Committee and the Nominating and Corporate Governance Committee.
Stock Ownership Policy	Each Director is required to retain a minimum of 5x the cash Board retainer in Expeditors' Common Stock, which is to be accumulated within the first 5 years of a Director joining the Board.

Director Compensation Table

The table below summarizes the compensation paid by the Company to non-employee Directors for the fiscal year ended December 31, 2023:

Name	Fees Earned or Paid in Cash	Stock Awards [1]	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Robert P. Carlile	$300,000	199,982	—	—	—	$499,982
Glenn M. Alger	$125,000	199,982	—	—	—	$324,982
James M. DuBois	$125,000	199,982	—	—	—	$324,982
Mark A. Emmert	$150,000	199,982	—	—	—	$349,982
Diane H. Gulyas	$125,000	199,982	—	—	—	$324,982
Brandon S. Pedersen	$155,000	199,982	—	—	—	$354,982
Liane J. Pelletier	$150,000	199,982	—	—	—	$349,982
Olivia D. Polius	$125,000	199,982	—	—	—	$324,982

(1)   This column represents the aggregate fair value of restricted shares issued to non-employee Directors in 2023 from the Amended and Restated 2017 Omnibus Incentive Plan (the "Amended 2017 Plan"). The fair value of restricted stock awards is based on the fair market value of the Company's shares of Common Stock on the date of award. These restricted shares vested immediately upon award.

SHAREHOLDER ENGAGEMENT & STOCK OWNERSHIP INFORMATION

Shareholder Engagement

- We engaged with shareholders representing 51% of our shares outstanding.

- We also held governance meetings with shareholders representing 43% of our shares outstanding.

- Management welcomes the opportunity to engage with our investors who express a desire to visit our corporate offices during the period after quarterly earnings releases when we are not in a quiet period.

Communicating with the Board of Directors

Shareholders may communicate with the Board of Directors and the procedures for doing so are located on the Company's website at https://investor.expeditors.com. Any matter intended for the Board of Directors, or for one or more individual members, should be directed to the Corporate Secretary of the Company at 1015 Third Avenue, Seattle, Washington 98104, with a request to forward the same to the intended recipient(s). All shareholder communications delivered to the Corporate Secretary of the Company for forwarding to the Board of Directors or specified members will be forwarded in accordance with the instructions received.

Information regarding the submission of comments or complaints relating to the Company's accounting, internal accounting controls or auditing matters can be found in the Company's Code of Business Conduct on the Company's website at https://investor.expeditors.com.

Information Requests

We ask that all requests for corporate information concerning Expeditors' operations be submitted in writing. This policy applies equally to securities analysts and current and potential shareholders. Requests can be made to Expeditors International of Washington, Inc., 1015 Third Avenue, Seattle, Washington 98104, Attention: Chief Financial Officer, or by email to investor@expeditors.com.

Written responses to selected inquiries will be released to the public by a posting on our website at https://investor.expeditors.com and by simultaneous filing with the Securities and Exchange Commission (SEC) under Item 7.01 on Form 8-K.

Fair Disclosure

Any analyst or investor contact, whether by telephone or in person, will be conducted with the understanding that questions directed at ongoing operations will not be discussed. Management will limit responses to discussions of previously disclosed information, including informational discussions directed to the history and operating philosophy of the Company and an understanding of the global logistics industry and its competitive environment. Expeditors will, of course, make public disclosures at other times as required by law, regulation or commercial necessity.

Five Percent Owners of Company Stock

The following table sets forth information, as of December 31, 2023, with respect to all shareholders known by the Company to be beneficial owners of more than 5% of its outstanding Common Stock. Except as noted below, each entity has sole voting and dispositive powers with respect to the shares shown.

Name & Complete Mailing Address	Number of Shares		Percent of Common Stock Outstanding
The Vanguard Group 100 Vanguard Boulevard, Malvern, PA 19355	17,214,458	(1)	11.84%
BlackRock, Inc. 50 Hudson Yards, New York, NY 10001	16,489,744	(2)	11.30%
State Street Corporation State Street Financial Center One Congress Street, Ste 1, Boston, MA 02114-2016	8,093,997	(3)	5.57%

(1) The holding shown is as of December 29, 2023, according to Schedule 13G/A dated February 13, 2024 filed by The Vanguard Group, an investment adviser. With respect to Expeditors' Common Stock, The Vanguard Group reports that it has the following: sole voting power over 0 shares; shared voting power over 186,145 shares; sole dispositive power over 16,589,193 shares; and shared dispositive power over 625,265 shares.

(2) The holding shown is as of December 31, 2023, according to Schedule 13G/A dated January 24, 2024 filed by BlackRock, Inc., a parent holding company. With respect to Expeditors' Common Stock, BlackRock reports that it has the following: sole voting power over 14,847,566 shares.

(3) The holding shown is as of December 31, 2023, according to Schedule 13G/A dated January 29, 2024 filed by State Street Corporation, a parent holding company. With respect to Expeditors' Common Stock, State Street Corporation reports that it has the following: sole voting power over 0 shares; shared voting power over 5,050,993 shares; sole dispositive power over 0 shares; and shared dispositive power over 8,083,897 shares.

Security Ownership of Directors & Executive Officers

The following table lists the names and the amount and nature of the beneficial ownership of Common Stock of each Director and nominee, of each of the NEO described in the Summary Compensation Table, and all Directors and Executive Officers as a group at March 12, 2024. Except as noted below, each person has sole voting and dispositive powers with respect to the shares shown.

DIRECTORS	Amount & Nature of Beneficial Ownership	Percent of Class
Robert P. Carlile	10,922	*
Glenn M. Alger [1]	363,309	*
James M. Dubois	21,612	*
Mark A. Emmert	20,861	*
Diane H. Gulyas [2]	19,612	*
Jeffrey S. Musser [3]	254,391	*
Brandon S. Pedersen	3,714	*
Liane J. Pelletier	35,353	*
Olivia D. Polius	3,714	*

ADDITIONAL NAMED EXECUTIVE OFFICERS		
Daniel R. Wall [4]	68,305	*
Richard H. Rostan [5]	107,977	*
Blake R. Bell [6]	76,522	*
Bradley S. Powell [7]	10,315	*

All Directors & Executive Officers as a Group (17 persons) [8]	**1,061,566**	*

* Less than 1%

(1) All shares are held in two trusts for which Mr. Alger and his family maintain voting and dispositive authority.

(2) All shares are held in trust for which Ms. Gulyas maintains voting and dispositive authority.

(3) Includes 112,513 shares held in trust for which Mr. Musser maintains voting and dispositive authority, 13,513 shares subject to RSU vesting within sixty days.

(4) Includes 5,460 shares subject to RSU vesting within sixty days.

(5) Includes 9,639 vested RSU subject to distribution.

(6) Includes 4,263 shares subject to RSU vesting within sixty days and 18,000 shares subject to exercisable stock options.

(7) Includes 5,460 shares subject to RSU vesting within sixty days.

(8) Includes 19,250 shares subject to exercisable stock options, 38,402 shares subject to RSU vesting within sixty days and 9,639 vested RSU subject to distribution. No Director or Executive Officer has pledged Company stock.

NOMINATING & CORPORATE GOVERNANCE COMMITTEE REPORT

The Nominating and Corporate Governance Committee is committed to assuring that the Company's Board and Committees are fit for purpose; contribute to the Company's strategy and sustainability; and continuing to learn and improve how it governs.

Nominating & Corporate Governance Committee

The committee charter is available at https://investor.expeditors.com.

All members are independent under Exchange Act and NYSE rules.

Key Responsibilities:

- Determine the criteria for Board membership. Lead the search for qualified individuals to become Board members, taking into consideration various criteria including a candidate's contribution to Board diversity including gender, race and ethnicity. Utilize the "Rooney Rule" for CEO and Board candidates recruited from outside the Company so that any initial list of candidates includes qualified female and racially/ethnically diverse individuals.

- Recommend the composition of the Board and its Committees. Monitor and evaluate changes in Board members' professional status.

- Conduct evaluations of Board and Committee effectiveness.

- Maintain the Corporate Governance Principles and Company's Code of Business Conduct and oversee their compliance.

- Assist in evaluating governance-related inquiries and proposals from shareholders.

- Analyze current and emerging governance trends for impact on the Company.

- Oversee the Company's Materiality Assessments that inform the Sustainability / ESG strategy and programs which in turn are embedded in corporate strategy, enterprise risk management, culture, and Board oversight. Oversee those enterprise risks that are assigned to the Committee by the Board.

- Monitor Directors' compliance with stock ownership guidelines.

2023 Committee Highlights

The Nominating and Corporate Governance Committee met four times in 2023.

- Oversaw the maturation of work around ESG materiality. In previous years, the Company conducted a Materiality Assessment to identify which factors (that fall under the ESG umbrella) are pertinent to the sustainability of Expeditors. As expected, the small number of identified factors aligned with the culture of Expeditors, but as a result of the Materiality Assessment work, they are now formally programmed into the Company's strategy and Enterprise Risk program. Further, each factor has an executive owner along with Board or Committee oversight responsibility and cadence. Audit, Compensation and Nominating and Corporate Governance committee charters have all been updated as has the Enterprise Risk program.

- Conducted Board and Committee evaluations pointed at the future needs of the Company, and identified new areas for continuous improvement.

- Continued to invest in Board education, including sessions on cybersecurity; innovations in the logistics market; macroeconomic and geopolitical insights; AI; and investor trends.

- Regularly monitored governance issues identified by the SEC, other regulators across the globe, and those of interest to our significant stakeholders.

OUR COMMITMENT TO SUSTAINABILITY – ESG

The Board of Expeditors has communicated our messages about ESG to shareholders each of the last few years. In each proxy, we communicate that ESG to us means Sustainability in the most fundamental sense. To us, that means focusing on only those factors that are relevant and essential to the business strategy, performance and culture of the Company. Focusing on factors that drive performance will help make the Company thrive for the long term. To repeat prior year's messages, the Board believes our responsibility toward ESG starts with "G." It works to assure that good governance is well established and followed for anything that fundamentally affects the long-term sustainability of the Company.

2023 brought some important developments on Sustainability.

The results of the ESG Materiality Assessment completed in the prior years have fully matured into the Company's strategy and Enterprise Risk programs. The relevant factors that came from the ESG Materiality Assessment are:

> G: - Business Ethics
>   - Cybersecurity and Data Privacy
>
> E: GHG emissions and reductions / customer focus on green solutions
>
> S: Talent management / employee engagement

- Each of these key factors have executive owners to drive opportunities and mitigate risks
- Each of these key factors have been assigned Board or Committee ownership with defined reporting cadence

Governance: The Company Has a Mature Framework

Three factors from the Materiality Assessment clearly fall under "G" of ESG –complementing our total system of governance.

Business Ethics are foundational to Expeditors and have been since day one. The company's Chief Ethics and Compliance Officer (CECO) leads the work that guides every employee on principles of conduct and reminds every employee that how work is done is as important as what work is done. Every employee must abide by the Company's Code of Business Conduct (Code) and there are many resources available to promote understanding of the Code. The Code is translated into nine languages to reach the employees working across the globe. Compliance specialists in every time zone are available to assist with questions about the Code, escalating directly to the CECO when needed. The Code also applies to third parties who do work for Expeditors. Every employee and Board Director is evaluated each year to ensure understanding and compliance with the Code. The NCGC Committee has been assigned oversight of this program. Readers can access the Code on the Company website https://investor.expeditors.com/corporate-governance/governance-documents to appreciate the scope of this shared responsibility.

Business Continuity is critical to our ongoing success. With oversight by the Audit Committee, Expeditors developed an overall plan that empowers our employees to address disasters or other situations that may pose a threat to our people, operations or customers' assets. With our Business Continuity Plan, we have formalized responsibilities and procedures for contacting the appropriate people in case of an emergency, using pre-established avenues of escalation for branches. In the event of an emergency, our plan will act as a reference point for communication to each branch, and each district has a crisis management team and locally specific plan to respond to these types of situations. Moreover, in 2023 the Company conducted various table-top exercises, including some in partnership with government agencies, designed to test these practices and procedures for a wide range of emergencies, including political unrest, terrorist acts, pandemics, cyber-attacks and power outages, and all types of natural disasters.

Cybersecurity and Data Privacy are also table stakes, critical to our ongoing success. Security and privacy requirements are embedded in the Company's strategy, operations, and risk management. The Company has several formal governance bodies to address evolving security and privacy requirements. The full Board provides oversight of the cybersecurity and data privacy programs, with a global privacy policy that provides global standards governing access and use of personal data. Management organizes its work on these and other risks through its Enterprise Risk Management Committee. Reporting to the Enterprise Risk Management Committee is the Enterprise Cybersecurity Committee, which defines the strategy, prioritizes, and sets the expectations for execution of the cybersecurity program, leveraging an industry-standard cybersecurity framework and National Institute of Standards and Technology cybersecurity framework (NIST CSF). The Cybersecurity and Information Services Department executes the cybersecurity program and implements controls throughout the Company's global operations. The Company uses cybersecurity technologies and services to prevent, identify, detect, respond, and recover from cybersecurity threats and incidents. The program regularly evaluates potential or existing cyber threats from third party service providers. To augment internal cyber security work, the Company engages third parties, (including consultants, auditors, and cyber-specialists) to support, evaluate, and improve the program. In August 2023, the Company added a new role - Chief Information Security Officer - and appointed a well-seasoned cybersecurity expert to work closely with our Chief Information Officer.

The Company's Data Protection Officer collaborates with the Cyber Security team, bringing compliance requirements for data protection overall, addressing the rapidly changing needs of various governmental bodies across the globe.

For more information on our approach to cybersecurity, see Cybersecurity – Risk Management and Strategy in our most recent form 10-K filing:
https://www.sec.gov/Archives/edgar/data/746515/000095017024019394/0000950170-24-019394-index.htm

Environment: The Company Has a Dual Focus

Expeditors complies with all environmental laws and regulations and maintains an active commitment to environmental matters across the globe. The results of the Materiality Assessment complemented this commitment and focused the Company on GHG emissions and reduction strategies. For Expeditors, this "E" focus within ESG takes hold in two ways:

1. Addressing GHG emissions that the Company can control (Scope 1 and 2) and, over time, preparing to comply with legal and regulatory reporting requirements for Scope 3 data. The Company's leader of Environmental Sustainability, in alignment with the Company's Board of Directors and executive management, has set GHG Scope 1 and Scope 2 emissions reduction targets and programs. In setting these targets, the Company focused on an intensity goal that current management teams can be held accountable to meet; and on intensity goals that align with Company growth and drive adoption of increasingly emission-efficient operations, allowing the Company to tap advanced technologies as they become available to the Company's transportation suppliers.

2. Providing GHG emission data to customers. The Company has expertise in modelling emission data that provides customers with insight into the emissions associated with their transportation mode and lane decisions. See https://www.expeditors.com/media/3206/living-model-carbon-flyer.pdf for more on this customer program.

Social: The Company Has a 40-Year Track Record

The Company's statement of purpose is "To create unlimited opportunities for our people through sustainable growth and strategic focus, inspiring our premier customer-focused logistics organization." Like every savvy service organization, Expeditors invests in employee engagement/talent management to assure that the business is sustainable and profitable.

Evidence of this commitment is a very long tenured workforce (our average NEO tenure is 32 years and our worldwide senior manager tenure is 27 years), one that feeds a very deep leadership bench. Since the current CEO, Jeff Musser, has led the Company, the executive worldwide management team has grown more diverse, and importantly, by promoting individuals who have been developed from within.

For further insight into the success of our commitment to diversity, please see our EEO-1 Report attached as Appendix A.

Beyond these U.S. statistics, the Company employs a diverse global workforce: 45% female, 55% male. And notably, the 132 district offices outside the U.S. hire locally, and from a U.S.-centric definition, would amplify the 'diversity' measure. See further discussion of our executive team demographics in our rebuttal to a shareholder proposal 5.

Please find more about all Sustainability efforts at the Company at www.expeditors.com/about-us/sustainability

Nominating & Corporate Governance Committee:
Liane Pelletier, Chair
Mark Emmert
Diane Gulyas

PROPOSAL NO. 2:
ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATON

The Board of Directors has elected to submit a non-binding vote on compensation, a so-called "Say-on-Pay" vote, to shareholders on an annual basis.

We value our shareholders' views on Named Executive Officer (NEO) compensation and our incentive compensation programs. We continue to extend outreach and regularly engage with those representing over half of the outstanding shares to understand their perspectives on our Company performance, including our compensation programs. The fundamentals of our compensation programs are unchanged from prior years and performing as expected. Shareholders supported our advisory vote on NEO compensation by an average of 90% over the past three years by voting FOR our proposals.

We are asking for your non-binding advisory vote on the following resolution, known as "Say-on-Pay," as required pursuant to section 14A of the Exchange Act:

Resolved: That shareholders approve the compensation of the NEO, as disclosed in the Compensation Discussion & Analysis, the compensation tables, and the related narrative executive compensation disclosures contained in this proxy statement.

We encourage you to read the Compensation Committee Report, including Compensation Discussion and Analysis, as well as the Summary Compensation Table and other related compensation tables and narrative to learn about our executive compensation programs and policies.

After pandemic-driven demand in 2021 and 2022 drove record operating results, volumes transacted in all services were down in 2023 due to continued softening customer demand from a slowdown in the global economy and international trade, as customers' inventory levels remained high. In addition, average buy and sell rates declined through most of the year, as supply chain congestion cleared and available capacity for transportation exceeded demand. As expected, revenues and expenses in airfreight and ocean services were significantly down compared to 2022 and 2021, and net earnings to shareholders decreased 45% in 2023. Nevertheless, we generated more than $1.0 billion in cash flow from operations and returned $1.6 billion to shareholders through common stock repurchases and dividends.

Total compensation to our CEO and average total compensation to our other NEO decreased 31% and 38%, respectively, from 2022, primarily due to participation in our 2008 Executive Incentive Compensation Plan, which decreased 43% and 50%, respectively. While our shareholder-approved 2008 Executive Incentive Compensation Plan performed as designed in 2022, delivering performance-based compensation tied directly to operating income, the Compensation Committee further reduced payouts to NEO by 5% throughout 2023 because operating income did not grow by 5%.

Our Compensation Program in Brief

The 2008 Executive Incentive Compensation Plan ("Incentive Compensation Plan") is a primary component of our compensation program. This shareholder-approved plan has been in place since 1985 and is designed to drive superior financial results and is effective because of its simplicity, transparency, and focus on a key operating metric: U.S. GAAP operating income. The unique design of Incentive Compensation Plan incentivizes our management team to continually increase our GAAP operating income, which in turn drives long-term shareholder value.

- *Why GAAP Operating Income?* GAAP operating income is comprehensive, simple, objective, and easily understood. It drives both short- and long-term growth, efficiency, creates a prudent and entrepreneurial environment, and rewards management for delivering profitable results.

- *Shared Accountability*: We use GAAP operating income because we believe that management must be held accountable for our results, regardless of external market forces that may adversely affect the level of bonus payouts. It creates a culture of shared economic interests among our top managers and ensures a universal and daily focus on the achievement of superior financial results by winning new profitable business, providing exceptional customer service to existing customers and managing expenses. Equally important, our focus on continual improvement in operating income drives long-term shareholder value creation.

- ***Incentive Pool***: Company performance funds an Incentive Pool with up to 10% of our U.S. GAAP operating income before bonus. The Incentive Pool is paid out at a fixed percentage of operating income, with fluctuations in the amounts paid directly linked to actual changes in operating income, aligning both the short- and long-term interests of employees and shareholders. Furthermore, no incentive payments will be made for a quarter in which we have no or negative operating income, and any cumulative operating losses, should they occur, must be made up by future operating income before we would start to fund the Incentive Pool for incentive payments.

- ***Shift To Performance-Based Compensation***: Over the years we have increasingly shifted the balance of our compensation towards equity-based incentives via Restricted Stock Unit and Performance Stock Unit programs for all executives, as we remain fully committed to a strong pay-for-performance compensation philosophy that is unique to our culture and that is right for our shareholders, our customers and our employees.

- ***Aligned with Shareholders***: We believe our compensation programs protect shareholder interests while strongly incentivizing our management team to maintain and increase positive operating income every fiscal quarter.

- ***A Unique Competitive Advantage***: We strongly believe that our core compensation structure, which has been in place since the Company became publicly traded, is a unique and foundational characteristic of our Company's culture and differentiates us from many of our competitors. Expeditors' compensation structure has been and will continue to be driven by Company performance and doing what is right for our shareholders, our customers and our employees.

Compensation: What We Do and Don't Do

What We Do	What We Don't Do
Pay decisions are made by independent Directors; the Committees and the full Board meet regularly in executive session without management present	No guaranteed bonuses
Pay for performance (over 79% of CEO pay is 'at risk' and directly linked to performance)	No pay disconnected from performance (excluding modest base salaries)
Focus on multiple performance metrics	No perquisites
Increase the NEO allocation of the Executive Incentive Compensation pool at time of promotion	No arbitrary increases to the NEO allocation of the Executive Incentive Compensation pool
Reduce the NEO allocation of the Executive Incentive Compensation Pool over time	No supplemental pension benefits
Limit the NEO allocation of the Executive Incentive Compensation Pool to preset allocation percentages	No repricing of underwater options
Strictly tie NEO Executive Incentive Compensation to U.S. GAAP operating income	No hedging or pledging of Company shares allowed by employees or the Board of Directors
Payouts to NEO and other Senior Managers from the Executive Incentive Compensation Pool are reduced by 5% if operating income does not grow by more than 5%	No tax gross-ups paid on severance benefits
Double trigger vesting of unvested equity upon a change in control	
Work with an independent compensation consultant	
Align with shareholders through PSU and RSU awards	
Maintain executive and outside Director share ownership guidelines	
Incentive compensation is subject to clawback policy	
Seek shareholder approval for NEO compensation agreements that provide termination benefits in excess of 2.99 times base salary plus target short-term bonus	
Engage shareholders on compensation matters	

Effect of Proposal

The Say-on-Pay proposal is non-binding on the Board of Directors. The approval or disapproval of this proposal by shareholders will not require the Board of Directors or the Compensation Committee to take any action regarding NEO compensation. The final decision on NEO compensation remains with the Board of Directors and/or its Compensation Committee. Although non-binding, the Board of Directors and the Compensation Committee will review and consider the voting results when making future decisions regarding NEO compensation.

✔	The Board of Directors recommends a vote **FOR** this proposal.

COMPENSATION DISCUSSION & ANALYSIS

This Compensation Discussion and Analysis (CD&A) describes the Company's executive compensation program in 2023. In particular, this CD&A explains how the Compensation Committee (the Committee) of the Board of Directors made its compensation decisions for the Company's executives, including the following NEO:

- Jeffrey S. Musser, President and Chief Executive Officer

- Daniel R. Wall, President - Global Services

- Richard H. Rostan, President - Global Geographies & Operations (Retired December 31, 2023)

- Blake R. Bell, President - Global Products

- Bradley S. Powell, Senior Vice President and Chief Financial Officer

Our Compensation Philosophy

Our Company is committed to a strong pay for performance compensation philosophy that is a foundational characteristic of our Company's culture. Expeditors has been and will continue to be driven by Company performance and doing what is right for our shareholders, our customers and our employees. While we have implemented changes to our CEO and other NEO compensation over the years, the core compensation structure, which has been in place since the Company became publicly traded, is responsible for differentiating the Company's performance from that of many of our competitors.

The objective of our core compensation program is to enhance shareholder value over the long term by:

- encouraging each manager to think and act as an entrepreneur.

- establishing compensation levels that are not perceived as arbitrary.

- providing financial rewards that are team-oriented and reflect achieved performance.

- aligning the interests of the individual employee with the goals of the Company and returns to our shareholders.

Our core compensation programs directly serve the interests of our Company and its stakeholders through:

- **Supporting a culture that results in low turnover and long-tenured employees who look to make a career at Expeditors.** Low turnover substantially reduces our cost to recruit and train new hires. Long-tenured employees and managers provide a strong and growing bench strength. This is evidenced by the long tenure of our top managers: our CEO has been with the Company for 41 years and our other NEO average tenure with the Company is 32 years.

- **Rewarding management for achieved performance.** Our core 2008 Executive Incentive Compensation Plan will deliver compensation only if we have positive operating income. The level of incentive compensation paid is directly correlated to performance. Future increases in incentive compensation payouts are dependent upon management's ability to increase our net revenues, operating income, and EPS year over year.

- **Increasing value over the long term.** Our emphasis on operating income and equity participation in the design of our compensation programs is due to their strong correlation to enterprise value creation. For example, during the 10-year time period ended December 31, 2023, annual operating income has increased from $595 million to $940 million, and annual earnings per share has increased from $1.92 to $5.01.

Base Salaries

Throughout our history, we have followed a policy of offering our management employees a compensation package that is heavily weighted toward incentive-based compensation. To emphasize at-risk variable pay, we have customarily set annual base salaries of our NEO and other top managers well below competitive market levels. Our NEO base salaries are set at $100,000 and are well below median NEO base salaries in our peer group.

2008 Executive Incentive Compensation Plan

The 2008 Executive Incentive Compensation Plan is a primary component of our compensation program. The Plan has been in place since 1985 and its unique design incentivizes our management team to continually increase our operating income, which in turn drives long-term shareholder value. The 2008 Executive Incentive Compensation Plan is designed to drive superior financial results and is effective because of its simplicity, transparency, and focus on a key operating metric.

Operating income captures many elements of managing a healthy business, including:

- growing and maintaining profitable business.

- gaining new customers.

- improving customer satisfaction.

- managing carriers and service provider relationships and costs.

- increasing employee satisfaction and retention.

- controlling expenses.

- collecting cash timely.

To be successful, management must optimize the multiple elements of a full income statement, culminating with operating income. This metric is comprehensive, simple, objective and easily understood. It drives both short- and long-term growth, efficiency, and creates a prudent and entrepreneurial environment. We remain committed to our focus on operating income and our view that this broad-based metric is a key driver of shareholder value over the long-term.

Our use of U.S. GAAP operating income rewards management for delivering profitable results. We use U.S. GAAP operating income because we believe that management must be held accountable for our results regardless of external market forces that may adversely affect the level of bonus payouts. Our 2008 Executive Incentive Compensation Plan creates a culture of shared economic interests among our top managers and ensures a universal and daily focus on the achievement of superior financial results. Equally important, our focus on continual improvement in operating income drives long-term shareholder value creation.

Key Terms of the Plan:

The Incentive Pool

In addition to our below-market base salaries, the total incentive cash compensation available to all senior executive management participating in the Incentive Pool, including all NEO, is limited to 10% of pre-bonus operating income. Individual amounts earned under this plan are determined by participation percentages set by the Compensation Committee at the time of promotion. As a result, incentive compensation to the CEO and to each NEO rises and falls in conjunction with our level of operating income. Executive incentive compensation is directly and inextricably tied to performance.

Eligibility for the Incentive Pool

The Compensation Committee determines which executive officers and other key managers are eligible to participate in the 2008 Executive Incentive Compensation Plan. For each quarter, the Committee determined that each NEO and every member of senior executive management would participate in the 2008 Executive Incentive Compensation Plan.

Funding the Incentive Pool

Company performance funds an Incentive Pool with up to 10% of our U.S. GAAP operating income before bonus. The Compensation Committee believes that setting the Incentive Pool at a fixed percentage of operating income with fluctuations in the amounts paid directly linked to actual changes in operating income, aligns both the short- and long-term interests of employees and shareholders.

The Company has never incurred an annual or quarterly operating loss since going public in September 1984. Nonetheless, we maintain the following stringent policies in the event that we should incur no or negative operating income for a quarter:

- No incentive payments will be made for a quarter in which we have no or negative operating income.

- Any cumulative operating losses must be made up by future operating income before we would start to fund the Incentive Pool for incentive payments. For example, if we incurred a $5 million operating loss in the first quarter of a fiscal year, no incentive payments would be made for that quarter. If operating income in the second and third quarter of such fiscal year equaled, in the aggregate, $5 million, we would still make no incentive payments for those quarters. However, in the fourth quarter, if quarterly operating income was positive, the Incentive Pool would be funded and incentive payments would be made to eligible executives.

- The foregoing policy also would apply if operating income, in years that have previously been audited and reported, were to be subsequently adjusted downward. In that situation, no payments under the 2008 Executive Incentive Compensation Plan would be due until future operating income results exceed the amount of the downward adjustment. However, no additional payments would be due if such adjustments increased previously reported fiscal year operating income.

We believe this policy protects shareholder interests while strongly incentivizing our management team to maintain and increase positive operating income every fiscal quarter.

Allocation of the Incentive Pool

The Compensation Committee determined each NEO's allocable portion of the Incentive Pool. This determination is set at the time of promotion to the position and performance is reviewed quarterly. The Compensation Committee considers various factors when establishing each participant's allocable share of the Incentive Pool, including:

- The executive's roles and responsibilities with the Company – generally, those executives in the most senior positions are allocated a greater portion of the Incentive Pool than those serving in less senior positions;

- The contribution of the executive in increasing corporate profits and shareholder value;

- An executive's promotion during the fiscal year; and

- The executive's tenure with the Company.

For our most senior executive managers, their allocable percentage of the Incentive Pool is likely to decline over time to accommodate additional investments in new areas of growth and personnel.

- In 2017, the allocation percentages to all senior executive managers (including all NEO) were reduced by 6% from 2016 to fund the expansion of our new Strategy function and related strategic initiatives.

- In 2019, these allocation percentages were further reduced by 3% to invest in other key personnel.

- Additionally, in 2019 the Compensation Committee implemented a change to NEO and other senior executives such that it further reduced payouts or allocations by an annual amount equal to the target value of performance share unit (PSU) awards that will vest only if 3-year performance goals are achieved for Net Revenues and EPS.

- Beginning in the second quarter of 2022, the allocation percentage to all senior executive managers (including all NEO) were reduced by 5% to fund new growth initiatives.

Determining Payouts Under the Incentive Pool

Payouts under the Plan were determined by multiplying the Incentive Pool by each participant's allocable portion of the Incentive Pool. For each quarter of fiscal years 2021-2023, we had positive operating income, which resulted in the funding of the Incentive Pool. At the conclusion of each quarter, the Compensation Committee reviewed and approved each NEO incentive payment under the 2008 Executive Incentive Compensation Plan based on the executive officer's allocable share of the Incentive Pool for that quarter. In 2022, to reduce the growth of compensation to NEO and certain senior executives, the Compensation Committee reduced payouts by 15% for the second quarter and 20% for each of the third and fourth quarters for a combined total of $12.2 million.

5% Growth Performance Requirement

In 2017, a minimum 5% growth requirement was added for the CEO to earn an unreduced payout, and in 2020, the requirement was expanded to include all senior executive management. In 2023, operating income did not grow by more than 5% in each quarter and the amount paid to our NEO and senior executives in that quarter was reduced by 5% or a combined total of $2.3 million.

Determination of NEO RSU Grants

The Compensation Committee considered various factors in determining the size of each RSU grant to NEO for 2023, including:

- Executive officer performance during the past 12 months, including noteworthy accomplishments;

- Targeted NEO equity-to-overall compensation ratio;

- Tenure with the Company;

- Current position and associated responsibilities; and

- Size of grant relative to peers within the Company.

PSU Grants to CEO and Senior Executive Management

To further align NEO and senior executive management long-term incentive compensation with shareholders' interests and focus on long-term performance, the Compensation Committee, grants performance share units (PSU) subject to vesting only if 3-year performance goals were achieved for Net Revenues and EPS, weighted 25% and 75% respectively. The PSU are awarded in May each year under the Amended and Restated 2017 Omnibus Incentive Plan (the Amended 2017 Plan) that was approved by shareholders. PSU incentive goals are established with the intent that performance in-line with our operating plans should result in a payout that is approximately at target. In order to achieve the maximum goals, our performance would have to exceed our operating plans to a significant degree. Threshold performance goals were set at a level that was meant to be attainable and below which the Company could not justify a payout. In evaluating the difficulty of our target performance goals, the Compensation Committee, comprised entirely of independent Directors, believes these goals are challenging.

2021 PSU Performance Criteria & Discussion

The performance period of 2021 PSU awards to Mr. Musser and to senior executive management, including all NEO, was January 1, 2023 to December 31, 2023. In setting targets for the 2021 PSU in May 2021, the Compensation Committee considered a number of factors, including the Company's past performance, estimated impact of supply chain congestion, including customers, service providers and employees, current strategies and initiatives, estimated share repurchases, expected macro-economic forces, and global trade expectations. Following the end of the performance period, the Compensation Committee considers the Company's actual performance compared to targets, including the effect of any significant items during the performance period in making its final determination. The final number of shares earned was based on the Company's 3-year EPS and Net Revenue growth, as shown in the table below.

PSU Performance Criteria	Weighting	Threshold	Target	Maximum	Actual
Percent of PSU Earned:		50%	100%	200%	146%
Cumulative EPS Growth:	75%	$3.57	$4.46	$5.35	$5.01
Net Revenues Growth (in millions):	25%	$2,630	$3,287	$3,944	$3,246
PSU Awarded:[1]		14,693	29,385	58,770	44,219

(1) Actual PSU awarded includes 1,442 dividend equivalents earned since the grant date.

RSU & PSU Vesting and Retirement Eligibility

The RSU and PSU Awards under the Amended 2017 Plan include a dividend equivalent that vests commensurately with the underlying award. In addition, senior executive management who have either (i) attained the age of 55 and completed at least 10 years of continuous service, or (ii) completed at least 30 years of continuous service are deemed "retirement eligible." All NEO are retirement-eligible, except for Mr. Bell. RSU vest 1/3 on each successive one-year anniversary of the grant date. PSU vest only if performance goals are achieved for net revenue and earnings per share growth in the second fiscal year after grant. Upon the retirement, death or disability of a retirement-eligible senior executive manager, RSU vest immediately and PSU will fully vest at the end of the applicable performance period. See "Potential Payments upon Termination & Change in Control" for a description of the treatment of RSU and PSU upon an involuntary termination with cause and without cause and a voluntary termination for good reason.

Perquisites & Other Personal Benefits

The Company provides no perquisites or personal benefits to our NEO that are not available to all employees. The Company provides standard benefits packages to all employees that vary by country, based on individual country regulations. Further, the Company does not provide tax "gross-ups" on change in control severance benefits or any other type of benefit.

Risk & Compensation Clawback Recovery

Because the 2008 Executive Incentive Compensation Plan is based on cumulative operating income, any operating losses that are incurred must be recovered from future operating income before any amounts would be due to participants. Since a significant portion of executive compensation comes from the 2008 Executive Incentive Compensation Plan, the Company believes that this cumulative feature is a disincentive to excessive risk taking by its senior managers. No one individual has the authority to commit the Company to excessive risk taking. Due to the nature of the Company's services, the transactions have a short operating cycle. The outcome of any higher risk transactions, such as overriding established credit limits, would be known in a relatively short time frame. Management believes that when the potential impact on the bonus is considered in light of this short operating cycle, the potential for gains that could be generated by higher risk business practices is sufficiently mitigated. Management believes that both the stability and the long-term growth in operating income and net earnings are a result of the incentives and recovery mechanism inherent in the Company's compensation programs. Awards under the 2017 Plan (including any shares subject to an Award) are subject to any Company policy providing for recovery, recoupment, clawback and/or other forfeiture. In addition, the Company's "Incentive Compensation Recovery Policy" related to financial restatements includes not just the CEO and Chief Financial Officer (CFO), but all members of senior executive management.

Incentive Compensation Recovery Policy

In November 2023, our Board adopted an Incentive Compensation Recovery policy, which amended the Company's previous clawback policy, and complies with recently enacted SEC rules and NYSE listing standards. The policy requires the Company to recoup incentive-based compensation from our NEO and senior executives in the event the Company issues a restatement of its financial statements, to the extent such incentive-based compensation received by the individual exceeds the amount the individual would have received based on the restated financial statements. Incentive compensation may also be recouped from certain other employees of the Company under these circumstances under the policy if deemed appropriate by the Compensation Committee.

Role of the Compensation Committee, Management & Consultants

Compensation decisions, other than compensation and equity grant determinations for the CEO, are made in consultation with the CEO. Compensation decisions for the CEO are made by our Compensation Committee and approved by our full Board. With respect to the 2008 Executive Incentive Compensation Plan, the CEO recommends allocation percentages for all participating executive officers, which must be reviewed and approved by the Compensation Committee.

The Board believes in overall total compensation targets that are consistent with the underlying compensation philosophy of the Company. The Company recognizes that because it operates in the highly competitive global logistics services industry, the quality of its service depends upon the quality of the executives and other employees it is able to attract and retain. In order to succeed, the Company believes that it must be able to attract and retain qualified executives and employees. The Compensation Committee considers the competitiveness of the entire compensation package of an executive officer relative to that paid by similar companies when evaluating the adequacy of base salaries, the percentage allocations of the 2008 Executive Incentive Compensation Plan and equity grants. The Company's objective is to offer a total compensation package, which gives the executive officer the opportunity to be rewarded at a level believed to be superior to that offered by the Company's competitors in the global logistics services industry. The Company believes that the opportunity for achieving superior levels of compensation is predicated on achieving sustained, long-term profitable results that are superior to those of its competitors.

The Compensation Committee used benchmark data on a limited basis to review base salaries and other compensation information and practices disclosed by certain U.S. publicly traded companies in the logistics and transportation industry. The benchmark data has confirmed that the Company's compensation packages offered to executives are competitive and give executives appropriate incentives to retain and gain profitable customers and grow the Company's services. Benchmark data was derived from proxy statements filed by Alaska Air Group, Inc., CH Robinson Worldwide, Inc., CSX Corp., JB Hunt Transport Services, Inc., JetBlue Airways Corp., Knight-Swift Transportation Holdings, Inc., Norfolk Southern Corp., Old Dominion Freight Line, Inc., Ryder System, Inc., Schneider National, Inc., Southwest Airlines Co., Union Pacific Corp., and XPO Logistics. While these companies vary in size in terms of revenue, the Compensation Committee believes the benchmark data derived from this group of companies is useful for the limited comparisons described above.

Since 2016, the Compensation Committee has engaged Meridian Compensation Partners, LLC (Meridian) to provide advice on executive and Director compensation matters. The Compensation Committee has assessed the independence of Meridian pursuant to SEC and NYSE rules and determined that no conflict of interest exists that would prevent Meridian from providing independent and objective advice to the Compensation Committee. Meridian has provided consulting services only as directed by the Compensation Committee. Meridian reports directly to the Compensation Committee and does not provide any other services to the Company.

Employment Agreements

The Company has entered into employment agreements with each NEO. Each employment agreement is automatically renewable upon expiration for additional one-year periods unless either party elects otherwise.

Executive Stock Ownership Policy

The Company maintains executive stock ownership guidelines and is governed by the Compensation Committee. These stock ownership guidelines are applicable to our NEO and certain other senior management holding a title of Senior Vice President or above. These guidelines are designed to increase executives' equity stakes in the Company and to further align executives' interests with those of shareholders. The guidelines require covered executives to own shares of the Company's Common Stock sufficient to satisfy the amount specified below as a multiple of the executive's annual base salary:

	Guidelines	
Chief Executive Officer	60 x Base Salary	$6,000,000
President, Executive Vice President, or Chief Financial Officer	20 x Base Salary	$2,000,000
Senior Vice President	10 x Base Salary	$1,000,000

Executives in the positions above need to achieve the corresponding ownership target within five years of the earlier of promotion to the position or the policy revision date. This policy, revised by the Board of Directors in November 2023, excludes stock option and PSU grants in the ownership calculation and includes RSU grants. Further, each Executive in the positions above must hold at least 50% of the guideline amount in Company's common stock. As of December 31, 2023, all of our NEO are in compliance with these ownership guidelines.

All executives must hold 75% of the net after-tax shares received upon vesting of any PSU and RSU until their respective stock ownership guidelines are achieved.

Insider Trading Policy Prohibits Hedging or Pledging

The Company's Insider Trading Policy prohibits its Board of Directors and employees from hedging or pledging their ownership of Company stock, including trading in publicly-traded options, puts, calls or other derivative instruments related to Company stock.

Other Retirement or Disability Payments

Other than for RSU and PSU, the Company has no formal obligations to make any payments to any executive officer upon his or her death, disability or retirement except to senior executive management domiciled in countries where statutory regulations require that these benefits be provided to all employees.

The Board will seek shareholder approval of any executive's new or renewed pay package that provides for severance or termination payments with an estimated value exceeding 2.99 times the sum of the executive's base salary plus target short-term non-equity incentive plan compensation.

Severance or termination payments include cash, equity or other pay that is paid out or vests due to a senior executive's termination for any reason. Payments include those provided under employment agreements, severance plans, and change-in-control clauses in long-term equity plans, but not life insurance, pension benefits, or deferred pay earned and vested prior to termination.

Estimated total value includes lump-sum payments, payments offsetting tax liabilities, perquisites or benefits not vested under a plan generally available to management employees, post-employment consulting fees or office expense and equity awards if vesting is accelerated, or a performance condition waived, due to termination.

While there is no legal or contractual obligation to do so, the Company has, on occasion, accelerated the vesting of any unvested RSU or stock options of employees who pass away.

Compensation Committee Report

The Compensation Committee believes in simple, easy to understand executive incentive compensation plans that are directly aligned with Company performance and focus management on enhancing the long-term value of the Company. The Compensation Committee Charter is available on our website https://investor.expeditors.com.

Compensation Committee

All members are independent according to rules of the Exchange Act and The New York Stock Exchange. The Compensation Committee met four times in 2023.

Compensation Committee Interlocks & Insider Participation

No member of the Committee is or has been an officer or employee of the Company and none had any interlocking relationship with any other entities or of the type that would be required to be disclosed in this Proxy Statement.

Key Responsibilities:

- Annually review and approve corporate goals and objectives relevant to CEO compensation, annually evaluate CEO performance in light of those goals and objectives, and recommend CEO compensation based on that evaluation.

- Approve compensation of all non-CEO executive officers.

- Approve the annual and long-term performance goals for the Company's incentive plans, including targets in PSU awards.

- Ensure that incentive compensation programs are consistent with the Company's annual and long-term performance objectives and do not encourage unnecessary or excessive risk taking.

- Review and recommend base salary, participation level in the 2008 Executive Incentive Compensation Plan and equity grants to the CEO, subject to approval by the Board.

- Review and recommend compensation of non-management Directors.

- Oversee enterprise risks assigned to Committee by the Board.

The Compensation Committee believes that the compensation for the CEO and other NEO are consistent with its philosophy, incentive compensation plans and the objectives described above. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee of the Board of Directors:
Mark Emmert, Chair
Diane Gulyas
Brandon Pedersen

Summary Compensation Table for the Fiscal Year Ended December 31, 2023

The table below summarizes the total compensation earned by each NEO for each of the fiscal years shown. The Company has entered into employment and indemnification agreements with all of the NEO.

The NEO were not entitled to receive payments that would be characterized as "Bonus" payments for the fiscal years shown. Amounts listed under "Non-Equity Incentive Plan Compensation" were determined based on percentages of the Incentive Pool that were allocated to each NEO by the Compensation Committee under the 2008 Executive Incentive Compensation Plan based on the factors described in the Compensation Discussion and Analysis contained herein.

Base salaries for the NEO accounted for less than 3% of their total compensation and "at-risk" compensation accounted for more than 80% of their total compensation in 2023. Benefits accounted for less than 1% of the total compensation of NEO.

The following table sets out the type and amount of compensation paid to each NEO for the years ended December 31:

Name & Position	Year	Salary	Stock Awards [1]	Non-Equity Incentive Plan Compensation	All Other Compensation [2]	Total
Jeffrey S. Musser	2023	$100,000	2,895,774	4,454,587	3,000	$7,453,361
President & Chief	2022	$100,000	2,895,962	7,834,085	3,000	$10,833,047
Executive Officer	2021	$100,000	2,896,946	10,026,358	3,000	$13,026,304
Daniel R. Wall	2023	$100,000	1,169,996	2,907,495	3,000	$4,180,491
President - Global	2022	$100,000	1,169,594	5,113,284	3,000	$6,385,878
Services	2021	$100,000	1,170,524	6,544,174	3,000	$7,817,698
Richard H. Rostan	2023	$100,000	1,035,466	2,902,954	3,000	$4,041,420
President – Global	2022	$100,000	1,035,944	5,105,295	3,000	$6,244,239
Geographies & Operations	2021	$100,000	1,035,990	6,533,951	3,000	$7,672,941
Blake R. Bell [3]	2023	$100,000	1,975,132	1,758,141	3,000	$3,836,273
President – Global Products						
Bradley S. Powell	2023	$100,000	1,169,996	3,276,327	3,000	$4,549,323
Senior Vice President &	2022	$100,000	1,169,594	5,761,931	3,000	$7,034,525
Chief Financial Officer	2021	$100,000	1,170,524	7,374,337	3,000	$8,647,861

(1) Represents the aggregate grant date fair value of RSU and PSU awards at target. RSU will vest annually over three years after the grant date or upon retirement. The PSU value is based upon the probable outcome, as estimated at the grant date, of achieving the performance metrics at target at the end of the three-year performance period.

(2) These amounts include the Company's matching contributions, up to a maximum annual Company contribution of $3,000 under an employee savings plan under Section 401(k) of the Code.

(3) Mr. Bell was not an NEO of the Company in 2022 and 2021.

Grants of Plan-Based Awards Table

The following table sets forth certain information regarding awards granted to each NEO during the year ended December 31, 2023:

Name	Grant Date of Equity Awards	Estimated Future Payouts Under Non-Equity Incentive Plan Awards [1]			Estimated Future Payouts Under Equity Incentive Plan Awards [2]			All Other Stock Awards[3]	Closing Price on Grant Date	Grant Date Fair Value of Stock Awards
		Threshold	Target	Maximum	Threshold	Target	Maximum			
Jeffrey S. Musser	5/2/2023	—	$4,454,587	—	6,393	12,786	25,572	—	$113.24	$1,447,887
	5/2/2023	—	—	—	—	—	—	12,786	$113.24	$1,447,887
Daniel R. Wall	5/2/2023	—	$2,907,495	—	2,583	5,166	10,332	—	$113.24	$584,998
	5/2/2023	—	—	—	—	—	—	5,166	$113.24	$584,998
Richard H. Rostan	5/2/2023	—	$2,902,954	—	2,286	4,572	9,144	—	$113.24	$517,733
	5/2/2023	—	—	—	—	—	—	4,572	$113.24	$517,733
Blake R. Bell	5/2/2023	—	$1,758,141	—	4,361	8,721	17,442	—	$113.24	$987,566
	5/2/2023	—	—	—	—	—	—	8,721	$113.24	$987,566
Bradley S. Powell	5/2/2023	—	$3,276,327	—	2,583	5,166	10,332	—	$113.24	$584,998
	5/2/2023	—	—	—	—	—	—	5,166	$113.24	$584,998

(1) The total amount available to executive officers and key employees participating in the 2008 Executive Incentive Compensation Plan, including all NEO, is limited to 10% of pre-bonus operating income. Individual amounts earned under this plan are determined by participation percentages and any potential downward adjustments approved by the Compensation Committee. The Company does not use thresholds or targets or maximums in determining levels of compensation under this plan.

(2) PSU grants are made pursuant to the Company's Amended 2017 Plan. The final number of PSU are determined using an adjustment factor of between half and two times the target PSU amount, depending on the degree of achievement above threshold of the designated net revenue and earnings per share performance targets in the year ended December 31, 2025. If the minimum performance thresholds are not achieved, no shares will be issued. Each PSU vests at the end of the performance period and will convert to one share of the Company's Common Stock within 73 days after the end of the performance period.

(3) RSU grants are made pursuant to the Company's Amended 2017 Plan. RSU vest annually over three years based on continued employment, unless the participant is eligible for retirement, and are settled upon vesting in shares of the Company's Common Stock on a one-for-one basis.

Option Exercises, Shares Vested & Year-End Equity Value Tables

The following table sets forth certain information regarding options exercised and RSU and PSU vested for each NEO during the year ended December 31, 2023:

Name	Option Exercises		Stock Awards	
	Number of Shares Acquired on Exercise	Value Realized on Exercise [1]	Number of Shares Acquired on Vesting [2]	Value Realized on Vesting [3]
Jeffrey S. Musser	10,000	$744,393	33,945	$4,031,582
Daniel R. Wall	—	—	13,715	$1,628,912
Richard H. Rostan [4]	—	—	21,779	$2,667,980
Blake R. Bell	—	—	4,867	$578,037
Bradley S. Powell	—	—	13,715	$1,628,912

(1) Represents the difference between the market price of the Company's Common Stock at exercise and the exercise price of the options, multiplied by the number of options exercised. The options exercised in 2023 were granted in 2013.

(2) Includes dividend equivalents.

(3) Represents the market price of the Company's Common Stock at the vesting date, multiplied by the number of RSU vested. The amounts include 44,219 total PSU awarded to the NEOs in 2021 that vested at the end of the 2023 performance period with a realized value of $120.90 per share. The PSU were settled on February 23, 2024.

(4) Includes 9,639 RSU vested as of December 31, 2023 upon retirement valued at the closing market stock price on that date of $127.20. These awards will be distributed according to the original vesting schedule at time of grant.

The following table sets forth equity awards held by the NEO at December 31, 2023:

Year of Grant	Option Awards				Number of Unvested Stock Unit Awards [1]	Market Value of Unvested Stock Unit Awards [3]	Number of Unearned and Unvested Stock Unit Awards [2]	Market Value of Unearned and Unvested Unit Awards [3]
	Exercisable	Exercise or Base Price	Option Expiration Date					
Jeffrey S. Musser								
2023	—	—	—		12,931	$1,644,823	12,931	$1,644,823
2022	—	—	—		9,635	$1,225,572	14,452	$1,838,294
2021	—	—	—		4,385	$557,772	—	—
Daniel R. Wall								
2023	—	—	—		5,225	$664,620	5,225	$664,620
2022	—	—	—		3,892	$495,062	5,837	$742,466
2021	—	—	—		1,772	$225,398	—	—
Richard H. Rostan [4]								
2023	—	—	—		—	—	4,624	$588,173
2022	—	—	—		—	—	5,170	$657,624
Blake R. Bell								
2023	—	—	—		8,820	$1,121,904	8,820	$1,121,904
2022	—	—	—		1,386	$176,299	2,078	$264,322
2021	—	—	—		629	$80,009	—	—
2016	18,000	$47.39	5/3/2026		—	—	—	—
Bradley S. Powell								
2023	—	—	—		5,225	$664,620	5,225	$664,620
2022	—	—	—		3,892	$495,062	5,837	$742,466
2021	—	—	—		1,772	$225,398	—	—

(1) RSU awards vest annually over 3 years from the date they are granted or upon retirement and includes dividend equivalents.

(2) Assumes PSU payout at target levels. PSU granted in 2022 and 2023 will vest on December 31, 2024 and December 31, 2025, respectively, only if 3-year performance goals are achieved for Net Revenue and EPS. PSU includes dividend equivalents based on target levels.

(3) Market value determined by the closing market stock price of $127.20 on December 29, 2023.

(4) Upon Mr. Rostan's retirement at December 31, 2023, all of his unvested RSU awards became vested.

Potential Payments upon Termination & Change in Control

The Company has employment agreements with each NEO and maintains certain plans under which it provides compensation to the NEO in the event of a termination of employment or a change in control.

The following table and accompanying footnotes illustrate the payments that would be due to each NEO under all applicable termination scenarios, assuming the triggering event took place on December 31, 2023:

	Involuntary Termination with Cause [1]	Involuntary Termination with Cause with Non-Compete Agreement [1]	Voluntary Termination Including Retirement [2,3]	Voluntary Termination Including Retirement with Non-Compete Agreement [1,2,3]	Involuntary Termination without Cause [2,3,4]	Death or Disability [5]
Jeffrey S. Musser						
Employment Agreement	—	$50,000	—	$50,000	$2,277,294	—
Restricted Stock Units	—	—	3,428,167	3,428,167	3,428,167	3,428,167
Performance Stock Units	—	—	3,483,117	3,483,117	3,483,117	3,483,117
Total	—	**$50,000**	**$6,911,284**	**$6,961,284**	**$9,188,578**	**$6,911,284**
Daniel R. Wall						
Employment Agreement	—	$50,000	—	$50,000	$1,503,748	—
Restricted Stock Units	—	—	1,385,080	1,385,080	1,385,080	1,385,080
Performance Stock Units	—	—	1,407,086	1,407,086	1,407,086	1,407,086
Total	—	**$50,000**	**$2,792,166**	**$2,842,166**	**$4,295,914**	**$2,792,166**
Richard H. Rostan						
Employment Agreement	—	$50,000	—	$50,000	$1,501,477	—
Restricted Stock Units	—	—	—	—	—	—
Performance Stock Units	—	—	1,245,797	1,245,797	1,245,797	1,245,797
Total	—	**$50,000**	**$1,245,797**	**$1,295,797**	**$2,747,274**	**$1,245,797**
Blake R. Bell						
Employment Agreement	—	$50,000	—	$50,000	$929,071	—
Restricted Stock Units	—	—	—	—	$542,127	$542,127
Performance Stock Units	—	—	—	—	$445,677	$445,677
Total	—	**$50,000**	**—**	**$50,000**	**$1,916,875**	**$987,804**
Bradley S. Powell						
Employment Agreement	—	$50,000	—	$50,000	$1,688,164	—
Restricted Stock Units	—	—	1,385,080	1,385,080	1,385,080	1,385,080
Performance Stock Units	—	—	1,407,086	1,407,086	1,407,086	1,407,086
Total	—	**$50,000**	**$2,792,166**	**$2,842,166**	**$4,480,330**	**$2,792,166**

(1) Following an executive officer's resignation, or when terminating an executive officer for cause, the Company may, in its sole discretion, invoke a six-month non-compete provision contained in the employment agreements for a lump sum payment representing 50% of the executive officer's base salary. The term "cause" as defined in the employment agreement is any act of an executive officer, which in the reasonable judgment of the Board of Directors, constitutes dishonesty, larceny, fraud, deceit, gross negligence, a crime involving moral turpitude, willful misrepresentation to shareholders, Directors or officers or material breach of the employment agreement.

(2) NEO are retirement eligible if they either have (i) attained the age of 55 and completed at least 10 years of continuous service, or (ii) completed at least 30 years of continuous service. All NEO were retirement eligible except Blake Bell. With respect to RSU and PSU grants, "retirement" means the voluntary or involuntary termination of employment for any reason other than for cause, disability or death. Upon such voluntary or involuntary termination of employment for any reason other than for cause, disability or death, for retirement eligible NEO RSU vest and PSU awards vest at the end of the performance period based on actual performance.

(3) For PSU awards, if terminated prior to the commencement or completion of a performance period, then (i) unvested PSU granted during the prior six-month period will be forfeited; (ii) provided that the NEO timely executes a waiver and release of claims against the Company, a prorated portion (based on service completed at the time of termination) of unvested PSU will be eligible to become vested at the end of the applicable performance period, based on actual achievement of performance goals; and (iii) all other unvested PSU shall be forfeited. For RSU awards, if terminated prior to a scheduled vesting date, then (i) unvested RSU granted during the prior six month period will be forfeited; (ii) provided that the NEO timely executes a waiver and release of claims against the Company, those RSU that otherwise would have vested during the twelve (12) month period following the NEO's termination will immediately become vested upon the NEO's termination; and (iii) all other unvested RSU shall be forfeited. PSU will be paid out shortly after the performance period ends and RSU will be paid out shortly after the scheduled vesting date set forth in the RSU Agreement.

(4) When terminating an executive without cause, the Company must pay the executive officer cash compensation in a lump sum amount equal to 50% of his or her base salary plus 50% of the amount of the preceding twelve months of non-equity incentive compensation, which automatically extends the non-compete provision for an additional six months.

(5) Upon the death or disability of an NEO, the NEO or NEO's estate shall be entitled payment or settlement, within 90 days of the NEO's death or disability, of all unvested RSU. Upon death or disability of a retirement-eligible NEO, for PSU, the NEO or NEO's estate shall be entitled payment or settlement as soon as administratively feasible, assuming that performance would be achieved at the target level with respect to the full amount of PSU.

Under NEO employment agreements, no cash payments are due upon a "change in control." The following table and accompanying footnotes illustrate the payments that would be due to each of the NEO under all applicable "change in control" scenarios relative to their equity awards, assuming the triggering event took place on December 31, 2023:

	Change in Control with RSU/PSU Replacement Awards [1,2]	Change in Control without RSU/PSU Replacement Awards [1,2,3]	Qualifying Termination after a Change in Control with RSU/PSU Replacement Awards [1,2,4,5]
Jeffrey S. Musser			
Restricted Stock Units	—	$3,428,167	$3,428,167
Performance Share Units	—	3,483,117	3,483,117
Total	**—**	**$6,911,284**	**$6,911,284**
Daniel R. Wall			
Restricted Stock Units	—	$1,385,080	$1,385,080
Performance Share Units	—	1,407,086	1,407,086
Total	**—**	**$2,792,166**	**$2,792,166**
Richard H. Rostan			
Restricted Stock Units	—	—	—
Performance Share Units	—	1,245,797	1,245,797
Total	**—**	**$1,245,797**	**$1,245,797**
Blake R. Bell			
Restricted Stock Units	—	$542,127	$542,127
Performance Share Units	—	445,677	445,677
Total	**—**	**$987,804**	**$987,804**
Bradley S. Powell			
Restricted Stock Units	—	$1,385,080	$1,385,080
Performance Share Units	—	1,407,086	1,407,086
Total	**—**	**$2,792,166**	**$2,792,166**

(1) "Change in Control" means any of the following: (a) when any person (with certain exceptions) becomes the beneficial owner, directly or indirectly, of 50% of the Company's then outstanding securities,(b) when a transaction requiring shareholder approval occurs involving the sale of all, or substantially all, of the assets of the Company or a merger of the Company with or into another company, or (c) "Continuing Directors" (as defined in the Amended 2017 Plan) cease to constitute a majority of the Board other than due to death, retirement or disability, or (d) shareholder approval of a complete liquidation or dissolution of the Company.

(2) An unmodified RSU or PSU surviving a Change in Control would qualify as a "Replacement Award."

(3) For PSU assumes that actual performance through the date of the Change in Control is not greater than the PSU at "target" level. PSU issuance is to occur within 30 days of the Change in Control event.

(4) The term "Qualifying Termination" is an involuntary termination without cause or a voluntary termination with Good Reason that occurs within two years of a Change in Control involving Replacement Awards. Issuance to occur within 60 days of the Qualifying Termination.

(5) For PSU assumes that actual performance through the date of the Change in Control is not greater than the PSU at "target" level. PSU issuance is to occur within 60 days of the Qualifying Termination.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2023 regarding compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options & Rights [1]	(b) Weighted-Average Exercise Price of Outstanding Options & Rights [2]	(c) Number of Securities Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) [3]
Equity Compensation Plans Approved by Security Holders	2,000,916	$46.46	2,068,819
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	**2,000,916**	**$46.46**	**2,068,819**

(1) Represents shares issuable upon exercise of outstanding stock options, vesting of outstanding restricted stock units and performance stock units that will vest if target levels are achieved.

(2) The weighted average exercise price does not take into account the shares issuable upon vesting of outstanding restricted stock units and performance stock units, which have no exercise price.

(3) Includes 491,466 available for issuance under the employee stock purchase plans and 1,577,353 available for future grants of equity awards under the Amended 2017 Plan.

PROPOSAL NO. 3:
APPROVE AMENDMENT TO EMPLOYEE STOCK PURCHASE PLAN

At the 2024 Annual Meeting, the shareholders of the Company will be asked to approve an amendment (the Amendment) to the Company's 2002 Employee Stock Purchase Plan (the 2002 Plan), which, if approved, will increase by 4,000,000 the number of shares of the Company's Common Stock available for purchase under the 2002 Plan. The Board of Directors believes that the 2002 Plan is a valuable benefit to our employees that allows them the opportunity to acquire an ownership interest in the Company. In the last offering period ended July 31, 2023, 9,088 employees participated in the 2002 Plan and purchased approximately 640,250 shares of the Company's Common Stock. Shareholders approved a similar amendment to the 2002 Plan at the 2019 Annual Meeting, with more than 99% voting FOR the proposal.

An aggregate of 14,813,986 shares of Common Stock have been issued under the Company's 2002 Plan, and 491,466 shares remained available for issuance under the 2002 Plan as of March 12, 2024. The Company believes the remaining available shares will not be adequate to cover shares to be issued for the offering period ending July 31, 2024. If the Amendment is not approved, the Company will be unable to continue offering this important benefit. If the Amendment is approved, 4,491,466 shares of Common Stock will be made available for issuance pursuant to the 2002 Plan. A summary of the 2002 Plan is described below and the shareholder resolution to approve the full 2002 Plan is included as an Appendix B of this Proxy Statement.

The proposed increase in the number of shares made available for issuance under the 2002 Plan will simply enable the Company to continue the 2002 Plan in future years and is not required or intended to supply or "cover" outstanding awards to 2002 Plan participants. As such, no "New Plan Benefits" have been granted to date and future awards under the 2002 Plan are not yet determinable.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR PROPOSAL 3 – APPROVAL OF THE AMENDMENT TO THE 2002 PLAN

SUMMARY OF THE AMENDED PLAN

The following summary of the Company's 2002 Plan is qualified in its entirety by reference to the full text of the 2002 Plan, a copy of which is included as an Appendix B to this Proxy Statement.

The 2002 Plan will be administered by the Compensation Committee of the Board of Directors. The Compensation Committee will have authority to interpret the 2002 Plan, construe its terms, adopt rules and regulations, prescribe forms, and make all determinations under the 2002 Plan.

Subject to certain requirements in foreign countries, any full-time employee of the Company, its Subsidiaries or any Consolidated Affiliate who has been with the Company for sixty (60) days prior to the beginning of the plan year will be eligible to participate in the 2002 Plan. Full-time employees are employees whose customary employment with the Company, any designated Subsidiary or Consolidated Affiliate is more than 20 hours per week and more than five months per year. Management believes that approximately 18,000 employees would currently be eligible to participate.

An eligible employee may enroll for an Offering Period by filing an enrollment form during the enrollment period. After initial enrollment in the 2002 Plan, the employee will be automatically re-enrolled in the 2002 Plan for subsequent Offering Periods, unless he or she files a notice of withdrawal before a new Offering Period begins, terminates employment, or otherwise becomes ineligible to participate.

Upon enrollment in the 2002 Plan, the employee must elect the rate at which he or she will make payroll contributions for the purchase of Company stock. Elections can be expressed as a percentage of base pay not to exceed 10%, although an employee's contributions will be adjusted downward to the extent necessary to ensure that he or she will not purchase Company stock having a fair market value, as of the beginning of the Offering Period, in excess of $25,000 in any single calendar year. All employee contributions will be made by means of direct payroll deduction. The contribution rate elected by a participant will continue in effect unless the individual elects to withdraw from participation for the plan year. An individual who withdraws will receive a refund of contributions made to date and must re-enroll in order to participate in any subsequent plan year.

An employee's contributions will be credited to an account maintained on behalf of such employee. The 2002 Plan provides that the "Offering Period" means the approximate one-year period commencing on the first trading day after August 1st and terminating on the last trading day in the following July. The next Offering Period under the amended 2002 Plan will commence August 1, 2024. The Compensation Committee may change the beginning date, ending date, and duration of Offering Periods on a prospective basis, provided that Offering Periods will, in all cases, comply with applicable limitations under Section 423 of the Code.

As described above, the Company will issue shares directly to the custodian for employees' accounts at a price equal to the lesser of 85% of the fair market value of Company stock at the beginning of the Offering Period or 85% of the fair market value of Company stock at the end of the Offering Period. Shares purchased under the 2002 Plan will be credited to the accounts maintained by the custodian for each participant. No interest will be credited on payroll contributions pending investment in Company stock. The last sale price for the Company's Common Stock, as reported by the NYSE on March 12, 2024, was $121.52 per share.

A participant may terminate enrollment in the 2002 Plan at any time. All funds accumulated from the participant for an Offering Period shall be refunded to the participant as soon as practicable following such participant's election to discontinue payroll deductions to the 2002 Plan. A participant will be deemed to have elected to discontinue payroll deductions and withdraw from the 2002 Plan upon such participant's death or upon termination of employment by the Company, its subsidiaries or any consolidated affiliate. The custodian will continue to hold Company Stock for the account of such a participant until the participant sells or withdraws the Company Stock, but in no event for more than one year after the participant ceases to be employed.

The Company will pay costs and expenses incurred in the administration of the 2002 Plan and maintenance of accounts and will pay brokerage fees and commissions for purchases. The Company will not pay brokerage fees and expenses relating to sales of stock acquired under the 2002 Plan by participants, and participants may be charged reasonable fees by the custodian for withdrawals of share certificates and other specified services. The custodian will be responsible for furnishing account statements to participants.

The Board may amend, alter, suspend, discontinue, or terminate the 2002 Plan without further shareholder approval, except that shareholder approval must be obtained within one year after the effectiveness of such action if required by law or regulation or under the rules of any automated quotation system or securities exchange on which the Company's Common Stock is then quoted or listed, or if such shareholder approval is necessary in order for the 2002 Plan to continue to meet the requirements of Section 423 of the Code. Shareholder approval will not necessarily be required for amendments that might increase the cost of the 2002 Plan or broaden eligibility. The 2002 Plan will continue until terminated by action of the Board. Shareholder approval is specifically required for any changes in the shares reserved for issuance or in the purchase price of shares to be issued under the 2002 Plan.

For information regarding the number of securities authorized under the Company's equity compensation plans, please see "*Securities Authorized for Issuance Under Equity Compensation Plans*" immediately preceding this Proposal which forms a part of this Proposal.

The 2002 Plan is not intended to be a qualified pension, profit-sharing or stock bonus plan under Code Section 401(a), nor is it subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

FEDERAL INCOME TAX CONSEQUENCES RELATING TO THE 2002 PLAN

For employees of the Company, its subsidiaries and any consolidated affiliates, rights to purchase shares under the 2002 Plan are intended to constitute options issued pursuant to an employee stock purchase plan within the meaning of Section 423 of the Code. The following Federal income tax consequences would generally result under the 2002 Plan for employees of the Company, its subsidiaries and any consolidated affiliates:

(1) No taxable income results to the participant upon the grant of options to purchase shares of Company stock or upon the automatic purchase of shares for his or her account under the 2002 Plan. Purchases are made using after tax salary contributions from the participant's eligible compensation;

(2) If the participant disposes of shares within two years after the first day of an offering period with respect to which he or she purchased the shares or within one year after the purchase date from which he or she purchased the shares, at that time of disposal the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the shares on the purchase date over the purchase price paid for the shares. The participant will be considered to have disposed of a share if the participant sells, exchanges, makes a gift or transfers (except by death) legal title to the share;

(3) If the participant:

    a. disposes of shares more than two years after the first day of an offering period with respect to which he or she purchased the shares and more than one year after the purchase date, or

b. dies at any time while holding shares acquired under the 2002 Plan, then at the time the participant disposes of the shares he or she will recognize ordinary income in an amount equal to the lesser of:

- the fair market value of the shares on the first day of the offering period over the price paid to purchase the shares (the discount in the actual price used), or

- the excess of the fair market value of the shares on the date of disposition or death over the price paid to purchase the shares (the amount of gain realized on the sale of shares);

(4) In addition to the tax consequences above in any scenario, the participant may recognize a long-term or short-term capital gain or loss, as the case may be, in an amount equal to the difference between the amount realized upon any sale of Company Common Stock and the participant's basis in the Common Stock (i.e., the purchase price plus the amount, if any, taxed to the participant as ordinary income, as described in (2) and (3) above).

(5) If the holding periods described in (3) above are satisfied, the Company will not receive any deduction for Federal income tax purposes with respect to any discount in the sale price of shares purchased under the 2002 Plan. If either of the holding periods are not satisfied, the Company will generally be entitled to a tax deduction in an amount equal to the amount taxed to the participating U.S. taxpayers as ordinary income.

(6) Dividends, if any, on shares purchased pursuant to the 2002 Plan will be taxable as dividends when paid, in which case the dividends are taxed as ordinary income.

NEW PLAN BENEFITS

It is not presently possible to determine the benefits or amounts that will be received by any particular employee or group in the future.

✔	The Board of Directors recommends a vote **FOR** this proposal.

PROPOSAL NO. 4:
RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accounting firm. The Audit Committee is recommending the approval of the appointment of KPMG LLP as registered independent public accountants for the Company to audit the consolidated financial statements for 2024. If shareholders do not approve, the Audit Committee will reconsider the appointment.

Relationship with Independent Registered Public Accounting Firm

KPMG provided the following audit and other services during 2023 and 2022:

	2023	2022	
Audit Fees	$3,365,000	$2,963,033	Includes fees associated with the annual integrated audit of the Company's consolidated financial statements and internal control over financial reporting, and statutory audits of foreign subsidiaries.
Audit-Related Fees	—	—	
Tax Fees	—	—	
All Other Fees	—	—	
Total Fees	**$3,365,000**	**$2,963,033**	

The Audit Committee has established a policy that prohibits the Company from retaining its principal independent registered public accounting firm for any engagements other than those that could be described above as audit, audit-related or other services pre-approved by the Audit Committee. In all cases, the Audit Committee approved 100% of the services provided in advance to determine whether they would be compatible with maintaining KPMG's independence.

The Audit Committee also reviews and approves an annual budget for specific categories of non-audit services (that are detailed as to the particular service), which KPMG is to be permitted to provide (those categories do not include any of the prohibited services in the auditor independence provisions of the Sarbanes-Oxley Act of 2002). This review includes an evaluation of the possible impact of the provision of such services by KPMG on the firm's independence in performing its audit and audit-related services.

The Audit Committee and the Company's Board of Directors believe that the continued retention of KPMG as the Company's independent registered public accounting firm is in the best interests of the Company and its shareholders. The Company has been advised by KPMG that it will have a representative present at the Annual Meeting who will be available to respond to appropriate questions. The representative will also have the opportunity to make a statement if he or she desires to do so.

 The Board of Directors recommends a vote **FOR** this proposal.

AUDIT COMMITTEE REPORT

The Audit Committee is dedicated to overseeing all accounting and financial reporting processes, including underlying internal controls, audits, and the transparency of disclosures in the Company's financial reports. The Audit Committee Charter is available on our website at https://investor.expeditors.com.

Audit Committee

All members are independent under Exchange Act and NYSE rules. The Board has determined that Ms. Polius and Mr. Pedersen qualify as "audit committee financial experts" as defined under applicable SEC rules.

Key Responsibilities:

- Maintain oversight of financial accounting and reporting and underlying internal controls.
- Assist the Board in discharging its fiduciary responsibilities and the adequacy of disclosures to shareholders and to the public.
- Maintain oversight responsibility for the Company's independent registered public accounting firm.
- Assure the independence of the Company's independent registered public accounting firm.
- Meet with the Company's internal audit staff and members of the independent registered public accounting firm to review auditing plans, scopes and findings.
- Facilitate open communication among Directors, the Company's independent registered public accounting firm, internal auditors and management.
- Oversee enterprise risks assigned to the Committee by the Board.

2023 Committee Highlights

The Audit Committee met four times in 2023 and one time in January 2024 to review the material weakness in internal controls over financial reporting. The following are some highlights and ongoing projects from the Committee's work in 2023 and year-to-date 2024:

- Increased its oversight of actions being taken by management to remediate and strengthen certain information technology controls associated with database financial systems changes reported as a material weakness in internal controls over financial reporting as of December 31, 2023 and 2022. This oversight includes at least monthly reporting on:
  - Hiring additional qualified personnel;
  - Results of supplemental procedures;
  - Status of implementation of certain enhancements designed to strengthen IT program change management processes;
  - Results of supplemental review procedures for direct database changes;
  - Status of entity wide risk assessments conducted to identify relevant process risk points, IT systems and the information used in the operation of controls; and
  - Additional training undertaken relative to information technology in the operation of controls.
- Continued oversight of the development and implementation of the Company's new accounting system.

Management is responsible for the Company's internal controls and the financial reporting process. The Company's independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements, and internal control over financial reporting, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and for issuing reports thereon.

The Audit Committee has reviewed and discussed with management the Company's audited consolidated financial statements for the year ended December 31, 2023. The Audit Committee has discussed with KPMG LLP (KPMG), the Company's independent registered public accounting firm for 2023, the matters required to be discussed under the rules adopted by the PCAOB and the Securities Exchange Commission (SEC) including the material weakness in internal controls over financial reporting, as well as critical audit matters. In addition, the Audit Committee has received from KPMG the written disclosures and the letter required by the PCAOB regarding KPMG's communications with the Audit Committee concerning independence and discussed with KPMG the auditor's independence from the Company and its management.

Based upon the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Audit Committee:
Brandon Pedersen, Chair
James DuBois
Olivia Polius

SHAREHOLDER PROPOSAL

The proposal below comes from As You Sow with address at 2020 Milvia St., Suite 500, Berkeley, CA 94704. It is being co-filed by LongView LargeCap 500 Index Fund and Clean Yield Asset Management. The LongView LargeCap 500 Index Fund confirms that they have held more than $25,000 in EXPD stock for at least 13 months prior to submitting this proposal.

This shareholder proposal is non-binding on the Board of Directors. The Board of Directors will review and consider the voting results when making future decisions, but the approval or disapproval of this proposal by shareholders will not require the Board of Directors to take any action.

PROPOSAL NO. 5 REGARDING REPORT ON EFFECTIVENESS OF DEI EFFORTS

Resolved: Shareholders request that Expeditors International of Washington, Inc. ("Expeditors") report to shareholders on the effectiveness of the Company's diversity, equity, and inclusion efforts. The report should be done at reasonable expense, exclude proprietary information, and provide transparency on outcomes, using quantitative metrics for hiring, retention, and promotion of employees, including data by gender, race, and ethnicity.

Supporting Statement: Quantitative data is sought so investors can assess and compare the effectiveness of companies' diversity, equity, and inclusion programs.

Whereas:

Numerous studies have pointed to the benefits of a diverse workforce. Their findings include:

- BlackRock has found that companies with more gender-balanced workforces meaningfully outperformed their peers between 2013 and 2022.[1]

- Companies with the strongest executive ethnic diversity were 33 percent more likely to have financial returns above their industry medians than those in the bottom quartile for executive ethnic diversity, according to the consultancy McKinsey.[2]

- A review of the workforce diversity of over 1,500 companies found a positive relationship between increases in management diversity and eight financial performance indicators, including return on equity and return on invested capital.[3]

Findings from *The Wall Street Journal*[4], *Harvard Business Review*[5], Credit Suisse[6], and others have also pointed to the benefits of a diverse workforce.

Ninety-four percent of the S&P 100, more than half of the S&P 500 and over and one-third of the Russell 1000 have released, or have committed to release, their EEO-1 forms, a best practice in diversity data reporting. Companies that release, or have committed to release, inclusion data include Boeing, Norfolk Southern, Northrop Grumman, and Union Pacific.

Hiring, promotion and retention rate data show how well a company manages its workforce diversity.

Companies should look to hire the best talent. However, Black and Latino applicants face hiring challenges. Results of a meta-analysis of 24 field experiments found that, with identical resumes, white applicants received an average of 36 percent more callbacks than Black applicants and 24 percent more callbacks than Latino applicants.[7]

Promotion rates show how well diverse talent is nurtured at a company. Unfortunately, women and employees of color experience "a broken rung" in their careers; for every 100 men who are promoted, only 86 women are. Women of color are particularly impacted, comprising 17 percent of the entry-level workforce and only four percent of executives.[8]

Retention rates show whether employees choose to remain at a company. Morgan Stanley has found that employee retention above industry average can indicate a competitive advantage and higher levels of future profitability.[9] Companies with high employee satisfaction have also been linked to annualized outperformance of over two percent.[10]

Expeditors has not released its consolidated EEO-1 form, nor has it shared sufficient quantitative hiring, retention, and promotion data to allow investors to determine the effectiveness of its human capital management programs.

1   https://www.ft.com/content/f8b902b9-ca9a-42db-a3cd-97fe2cc13863

2   https://www.mckinsey.com/business-functions/people-and-organizational-performance/our-insights/delivering-through-diversity

3   https://www.asyousow.org/reports/2023-capturing-the-diversity-benefit

4   https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

5   https://hbr.org/2023/07/how-to-effectively-and-legally-use-racial-data-for-dei

6   https://www.americanbanker.com/diversity-&-inclusion-yields-strongest-returns

7   https://hbr.org/2017/10/hiring-discrimination-against-black-americans-hasnt-declined-in-25-years

8   https://wiw-report.s3.amazonaws.com/Women_in_the_Workplace_2021.pdf

9   https://www.morganstanley.com/im/publication/insights/articles/article_culturequantframework_us.pdf

10 https://www.institutionalinvestor.com/article/b1tx0zzdhhnf5x/Want-to-Pick-the-Best-Stocks-Pick-the-Happiest-Companies?utm_medium=email&utm_campaign=The%20Essential%20II%20100721&utm_content=The%20Essential%20II%20100721%20CID_eb103a9e15359075f72a85f7ff534c79&utm_source=CampaignMonitorEmail&utm_term=Want%20to%20Pick%20the%20Best%20Stocks%20Pick%20the%20Happiest%20Companies

Company Statement in Opposition

The Board of Directors recommends that shareholders vote AGAINST this proposal.

Expeditors values investor engagement: we regularly receive input from the majority of our shareholder base and enjoy coverage by approximately 20 analysts who regularly assess our company operations and provide guidance to the investment community at large. We are proud of these interactions and the loyalty of those investors who know us well and who understand that Expeditors is diverse and inclusive by virtue of our strategy, culture, and global footprint.

Vis-a-vis this proposal, which is nearly identical to the proposal submitted by the proponent in 2022 for consideration at the 2023 shareholder meeting, the Board's view remains the same: we agree that the business *outcomes* implied in the request are important; in fact, they are central elements of management focus and board oversight. However, a "DEI Initiatives" report would not reflect nor do justice to how our business operates: it alone would not be illuminating; it would require resources to develop; and it would not advance an understanding of risk or opportunity.

In response to shareholder support for last year's proposal and to regular shareholder engagement, Expeditors is:

1. Disclosing its full EEO-1 US workforce data – as well as the high level EEO-1 statistics reported previously;

2. Disclosing gender data on its non-US workforce, to complement the US-centric reporting in our EEO-1 disclosure; and

3. Sharing diversity analysis of its global senior management team which reflects more than anything how the company attracts, develops, and promotes leaders from every demographic segment.

As such, we ask that shareholders not support the development of the report contemplated by this proposal.

Backdrop: the vision, governance, and performance of Expeditors are tied to culture and employee focus:

- The Board holds management accountable to deliver the mission, to craft and execute a holistic strategy, to nurture an ethical and supportive culture, and to evidence all of that with consistent financial outcomes.

- Expeditors' founders over 40 years ago drafted a vision statement that centers on employees (we find this to be rare) and the company has never diverted from that commitment. The company vision statement says:

> *To create unlimited opportunities for our people through sustainable growth and strategic focus, inspiring our premier customer-focused logistics organization*

- Expeditors has grown from that founder group of eight individuals and zero revenue to an employee base of approximately 18,000 and revenues of $9 billion. While growing employees and revenue – organically – Expeditors has consistently achieved top-tier operating margins and has been among the rare set of companies known as "Dividend Aristocrats."

- Expeditors operates a global customer service organization. Our hard assets are a few buildings and a lot of computers.

- As of December 31, 2023, about 67% of our workforce was outside the United States, hired by more than 170 District Managers operating in over 60 countries.

- Our strategy calls for managers to hire locally so that our operations tap into local knowledge and continue to reflect the diverse and vibrant communities we serve.

- Diversity in recruiting has become a competitive advantage for Expeditors, where our practices of hiring locally (without always requiring college degrees or following well-worn job fair recruiting paths), and training and promoting from within, allowed our company to attract individuals from a wider and deeper talent pool.

- Our strategy requires managers of each office to assemble staff to deliver excellence in the areas of air, ocean, ground, customs, compliance, information security, and more. These managers tap highly diverse and local pools of individuals – with no college degree required – and train them on the technologies and business processes that make Expeditors excel for customers. For further insight into the success of our commitment to diversity, please see our EEO-1 report

- Employees in every office align and collaborate with their global colleagues each day and differently each day, because handling a shipment from Point A to Point B takes a pair of logistics experts – and many more in between to support the transit points and infrastructure along the way. Our broad, multi-faceted global network of specialists representing countless ethnic, racial, religious, and other demographic groups around the globe is a critical part of what makes our network work so well.

- The managers in our overseas offices would have trouble filling out a "DEI" report in that US-centric labels do not neatly apply everywhere. But they all know their team's success is on their shoulders and only through hiring, training, promotion, and retention will they get to achieve their business results and realize the company's vision. In 2023, Expeditors continued to experience remarkably high employee retention rates of approximately 87% across the globe.

- Our global retention success feeds promotions and future growth. The company is known for its "promote from within" culture.

- There are countless stories of economic mobility among employees who started out from humble beginnings or hailed from under-served communities, who now enjoy self-reliance and financial stability because of their hard work, development, and ingenuity at Expeditors.

The employee data disclosures:

The 2023 US EEO-1 report covers about 33% of Expeditors' employees:
- 6,346 individuals;
- 44% women; and
- 42% racially/ethnically diverse individuals.

Our 2023 EEO-1 report is attached as Appendix A.

The 2023 non-US gender mix statistics show:
- 45% female
- 55% male

The global senior management team has 23 leaders:
- 57% are women and/or are of a diverse background (race, ethnicity, LGBTQ+).
- 12 out of the last 16 promotions into Expeditors' senior executive team have been women and/or a person of a diverse background (race, ethnicity, LGBTQ+).

- The executive team has grown from within, and now has an average tenure of 27 years.
- Under our current CEO, Jeff Musser, the global senior management team has changed significantly, simply reflecting the strategies set in place at the company's founding: to provide unlimited opportunities to employees and to perform as a premier organization for its customers.

Senior Executive Team Demographics Over Time

	2013	2019	2022	2023
Women and/or Diverse Background	4	8	10	13
As a Percentage (%) of Total	22%	36%	43%	57%

Conclusion:

- In light of the new data disclosed by the company, including its full EEO-1 data, and its continued track record of promoting people of diverse backgrounds to its executive ranks based on their long-tenure of service to the company, it should be clear that our strategy is working, and the proposal is, therefore, unnecessary.

- Our success stems from our competitively distinct business strategy, built around our people first in a customer service company.

- Our Board inspects for performance of the strategy and culture and understands the inputs go far beyond a "DEI" report.

- An inherent challenge with the request is that diversity metrics are not consistent worldwide; so, constructing a report within the confines of the proposal for a company with our global reach would necessarily entail making arbitrary, and likely contentious, categorizations that would inevitably fail to address the distinctions among each country's views on important DEI initiatives. On top of this, some of this data collection and reporting may not be fully permitted under local laws.

- Based on information as recent as December 2023, we can anticipate that the SEC will advance its framework for human capital disclosure requirements. With that, Expeditors will have a standard against which to report.

- Until then, we believe that the new data disclosed by the company, our current SEC filings and our Sustainability Report share the insights important to all stakeholders. Relative to our people, these materials highlight our Code of Business Conduct, our hiring outreach, our training investments, our governance principles around board and management succession planning, and more.

Accordingly, the Board of Directors unanimously recommends that the Shareholders vote AGAINST Proposal No. 5

X	The Board of Directors recommends a vote **AGAINST** this proposal.

SHAREHOLDER PROPOSAL

The proposal below comes from Boston Trust Walden with address at 1 Beacon Street, 34th Floor, Boston, MA 02108. It is being co-filed by The Felician Sisters of North America with address at 55 Westfield Ave., Depew, NY 14043; Domini Impact Equity Fund with address at 180 Maiden Lane, Suite 1302, New York, NY 10038; Friends Fiduciary Corporation with address at 1700 Market Street, Suite 1535, Philadelphia, PA 19103; and Arjuna Capital with address at 13 Elm Street Manchester, MA 01944. All have confirmed ownership of at least $2,000 in market value of our common stock.

This shareholder proposal is non-binding on the Board of Directors. The Board of Directors will review and consider the voting results when making future decisions, but the approval or disapproval of this proposal by shareholders will not require the Board of Directors to take any action.

PROPOSAL NO. 6 REGARDING ESTABLISHMENT OF NEAR- AND LONG- TERM SCIENCE-BASED GREENHOUSE GAS REDUCTION TARGETS

WHEREAS: The Intergovernmental Panel on Climate Change has advised that greenhouse gas (GHG) emissions must be halved by 2030 and reach net zero by 2050 in order to limit global warming to 1.5 degrees Celsius and avoid the most severe impacts of climate change. Transportation is the single largest source of greenhouse gas emissions within the United States and accounts for nearly 25 percent of global carbon dioxide emissions today. Every incremental rise in temperature above 1.5 degrees Celsius increases physical, transition, and systemic risks for the transportation sector.

Expeditors International of Washington, Inc. ("Expeditors" or the "Company") trails competitors in setting holistic GHG emissions reduction targets and managing climate risks. Expeditors has set short-term Scope 1 & 2 intensity-based emissions reduction targets, yet the targets are not science-based, and Expeditors' absolute Scope 1 & 2 emissions rose approximately 22% from 2020 to 2022[ii]. Additionally, the Company has not comprehensively inventoried its Scope 3 emissions, set goals to reduce these emissions, nor established programs to increase low-carbon transportation options amongst its carriers. Given Expeditors operates a non-asset model, Scope 3 emissions represent the majority of its total emissions through transportation contracts.

In its 10-K, Expeditors acknowledges it is "uniquely positioned to help [its] customers leverage more fuel- efficient fleets and lower carbon routing options." As referenced within Expeditors' sustainability report, the Company's influence among ocean and airline carriers, representing 28% and 35% of the Company's revenues respectively[iii], positions it to consolidate customer interest in decarbonization efforts and support this transition. The Science-Based Targets Initiative (SBTi), for example, offers an emissions reduction pathway for non-asset-based logistics companies like Expeditors. Further, the SBTi has developed guidance that applies to Expeditors' transportation vendors, allowing opportunity for the Company to engage and influence on the topic of GHG emissions reduction targets aligned with the latest climate science.

Ramping up the scale, pace, and rigor of its climate-related initiatives may help prepare Expeditors to mitigate transition risks associated with future climate regulations; bolster resilience to the physical impacts of climate change across its value chain; and capitalize on new market opportunities driven by future customer demand for supply chain decarbonization.

Resolved: Shareholders request Expeditors International of Washington, Inc. establish near- and long- term science-based greenhouse gas reduction targets aligned with the Paris Agreement's ambition of limiting global temperature rise to 1.5 °C and disclose plans to achieve them. The targets and plan should cover the Company's full range of operational and supply chain emissions.

Supporting Statement: Shareholders recommend Board and Management consider:

- Establishing emissions reduction targets for the Company's full GHG emissions footprint, aligned with the latest climate science and taking into consideration approaches used by advisory groups, such as the Science-Based Targets Initiative; and

- A transition plan detailing how the Company intends to achieve such targets, including strategies for mitigating physical and transition climate risks.

[I.] https://www.epa.gov/ghgemissions/sources-greenhouse-gas-emissions#:~:text=Transportation%20(28%25%20of%202021%20greenhouse,ships%2C%20trains%2C%20and%20planes.

[II.] https://www.expeditors.com/media/3575/expeditorssustainabilityreport2022.pdf

[III.] https://otp.tools.investis.com/clients/us/expeditors/SEC/sec-show.aspx?FilingId=16452364&Cik=0000746515&Type=PDF&hasPdf=1

Company Statement in Opposition

The Board cares deeply about sustainability and the environment and, therefore, very carefully considered this proposal. While the Board shares the aspirations implicit in the proposal, for the reasons set forth below, the Board believes the proposal is premature and not in the best interests of the Company and its shareholders at this time, and unanimously recommends a vote AGAINST this proposal.

We believe the proposal is premature because:

- The technology and sustainable fuels needed to transition global shipping to carbon neutrality are not yet commercially available at scale;

- 'Science-based' emissions reduction methodologies for the transport sector are not yet fully formed;

- To be feasible, emissions goals need to be based on both science and technology;

- To be effective, emissions reduction targets should reward good behavior (*i.e.*, the more carbon-efficient firms per unit of production); and

- We await adoption of the SEC's climate disclosure rules.

In the meantime, we will continue our significant work around environmental sustainability, including:

- Publicly reporting our Scope 1 & 2 GHG emissions, as we have done for the past eight years;

- Setting Scope 1 & 2 GHG emissions reduction targets in 2022 and reporting progress annually;

- Emphasizing the importance of GHG emissions reductions with our carrier partners; and

- Supporting our customers with logistics services in line with the global transport sector's eventual transition to carbon-neutral assets.

Decarbonizing Global Transport: Emissions Targets Must Reflect Technological Challenges

In our view, the proposal overlooks technological challenges inherent in decarbonizing global transport. Our strategic air and ocean carriers have multiple initiatives related to GHG emissions but have been slow to adopt the target-setting methodology of the Science-based Targets Initiative (SBTi) implicit in the proposal. Only approximately 25% of the air carriers and 15% of the ocean carriers that we use on a regular basis have either committed to or set SBTi targets, and we believe even fewer truckers in the highly-fragmented road transport sector have done so.



State of Play:
Adoption of Science-Based Targets Methodology, by Carrier
(as of February 2024, among core Air and Ocean carrier partners)

Air
12 of 48
Adopted 25%
Not Adopted 75%

Ocean
2 of 13
Adopted 15%
Not Adopted 85%

<u>Case in point</u>: the availability of sustainable fuels. There is simply not enough sustainable fuel in existence in our industry at this time. Air transport industry estimates point to the tripling of production of sustainable aviation fuel in 2024, but even then it will meet a mere 0.53% of the sector's overall fuel needs. Similarly, in 2023, the world's premier body governing ocean shipping, the International Maritime Organization (IMO), stated that it would aim for the "uptake of zero or near-zero GHG emission technologies, fuels and/or energy sources to represent at least 5%, striving for 10%, of the energy used by international shipping by 2030." We note that SBTi targets are conspicuously absent from the ICAO and IMO reports.

Given this state of play among leading inter-governmental organizations and our strategic carriers, we find it difficult as a logistics intermediary to support the adoption of SBTi targets. We think the low SBTi adoption rates by those that actually own and manage the means of transport reflect the technological hurdles facing asset owners and the sector in general. Mindful of the Paris Accord's important goals, we believe targets should be based on both climate science *and technology*. We conclude that we could not responsibly commit to achieving a target that, while perhaps ambitious based on Paris Accord goals, does not reflect accurately the industrial and technological challenges required to achieve it.

'Science-Based' Guidance Is Not Yet Fully Formed for Our Business Model

Based on a recent review of the organization's website, SBTi lacks clear guidance for multi-modal, non-asset-based logistics providers like us. SBTi has published guidance for Aviation and Maritime, but it is focused on vessel owners and operators, not freight forwarders. For our business model, the guidance is confusing, and not fully formed. For example: for Aviation, the guidance suggests we could apply an intensity convergence model or set absolute targets, while the Maritime guidance indicates that, for subcontracted maritime transport, we "are not required to submit long-term science-based targets" at all. We are not sure how to reconcile these conflicting instructions. Consequently, as of now, the guidance appears nascent, not yet addressing the fact that non-asset-based logistics providers do not control the fuel type or ship type deployed by air and ocean carriers, or customers' price, routing, emissions, and transit time preferences.

Absolute Targets May Curtail Company Growth Without Achieving Overall Emissions Reductions

As and when consumer sentiment and prices evolve to prioritize "green shipping", and technology evolves to make greener assets more abundant, we will be there to deliver logistics solutions. As we do so, we think carbon-accounting should highlight situations where a market is moving toward the more efficient, greener providers. Logically, if a shipper decides to switch its business from one of our competitors to us, the supply chain emissions for that customer should not change simply due to a change of forwarders, except to the extent we are more or less carbon-intensive than our competitor in how we route their cargo. Oddly, however, based on the math of a science-based targets focused on absolute emissions reduction, the competitor would look better having lost the customer's business, while we would be penalized for adding those emissions and growing our business, even if we were less carbon intensive as we grew.

We Remain Committed to Acting on Climate in Areas We Control as the Industry Transitions

While we find this proposal premature, the Company remains committed to reducing our GHG emissions in areas we control. For example, we are making meaningful progress on our Scope 1 and 2 GHG emission reduction targets, which involves a significant investment by the Company (*e.g.*, swapping out gas forklifts, converting to green power, implementing energy conservation measures, and hiring experts to oversee these initiatives). With respect to Scope 3 GHG emissions, we are working with our customers and carriers on projects to help optimize supply chains and present green solutions where commercially viable. We will continue to engage our carriers with deliberate speed. While we do not control how quickly they will deploy zero emission equipment, we fully intend to use those assets as they become available and match our customers' needs.

We refer our shareholders to our Sustainability Report, highlighting our corporate initiatives and the enthusiasm of our branch environmental teams. Our report includes disclosures that map our environmental program to the Sustainability Accounting Standards Board and the Taskforce on Climate-Related Financial Disclosures voluntary disclosure regimes. Implementing the proposal at this time – especially when new SEC climate-related disclosure rules have just been released – would be inefficient and wasteful. In the end, we seek one compliance system.

Conclusion

Expeditors has a rigorous sustainability program, overseen by the Board through engagement on critical topics by committees, including the Audit Committee and the Nominating and Corporate Governance Committee. This oversight is ensconced in our Governance documents, and our commitment to sustainability is set forth in our Code of Business Conduct, this Proxy Statement, and our Sustainability Report.

We think our current strategy and plans represent the best approach to ensuring a compelling and achievable approach to long-term GHG emissions reductions in keeping with our strategic values, the fluctuating regulatory compliance landscape, the well-known challenges in the global transport sector regarding the availability of sustainable fuels at scale, and the long-term interests of our shareholders and the planet.

We urge our shareholders to trust the Company's open and honest, sector-specific strategy and vote AGAINST the proposal.

The Board of Directors unanimously recommends that the Shareholders vote AGAINST Proposal No. 6

X	The Board of Directors recommends a vote **AGAINST** this proposal.

OTHER INFORMATION

Majority Vote Standard for Director Elections

The Company's Bylaws require that in an uncontested election each Director will be elected by the vote of the majority of the votes cast. A majority of votes cast means that the number of shares cast "for" a Director's election exceeds the number of votes cast "against" that Director. A share that is otherwise present at the meeting but for which there is an abstention, or to which a shareholder gives no authority or direction, shall not be considered a vote cast.

In an uncontested election, a nominee who does not receive a majority of the votes cast will not be elected. An incumbent Director who is not elected because he or she does not receive a majority vote will continue to serve as a holdover Director until the earliest of: (a) 90 days after the date on which an inspector determines the voting results as to that Director; (b) the date on which the Board of Directors appoints an individual to fill the position held by that Director; or (c) the date of the Director's resignation. Under the Company's resignation policy, any Director who does not receive a majority vote in an uncontested election will resign immediately.

The Board may fill any vacancy resulting from the non-election of a Director as provided in the Company's Bylaws. The Nominating and Corporate Governance Committee will consider promptly whether to fill the position of a nominee who fails to receive a majority vote in an uncontested election and may make a recommendation to the Board of Directors about filling the position. The Board will act on the Committee's recommendation and, within 90 days after the certification of the shareholder vote, will disclose publicly its decision. Except as provided in the next sentence, no Director who fails to receive a majority vote for election will participate in the Committee recommendation or Board decision about filling his or her office. If no Director receives a majority vote in an uncontested election, then the incumbent Directors: (a) will nominate a slate of Directors and hold a special meeting for the purpose of electing those nominees as soon as practicable; and (b) may in the interim fill one or more positions with the same Director(s) who will continue in office until their successors are elected.

2023 CEO Pay Ratio Disclosure

As required by Item 402(u) of Regulation S-K, we are providing the following information to explain the relationship between the annual total compensation of our estimated median employee and the annual total compensation of Jeffrey S. Musser, President and Chief Executive Officer (the CEO).

For the year ended December 31, 2023, the annual total compensation of the estimated median employee (other than our CEO) was $51,321. The total compensation of the estimated median employee in 2023 declined 31% compared to the estimated median employee in 2022 primarily due to no bonus paid to the estimated median employee in 2023. The annual total compensation of Mr. Musser was $7,453,361. Based on this information, the ratio of the annual total CEO compensation to the annual total compensation of the estimated median employee was 145 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices, geographic distribution of employees, and mix of salaried vs. hourly employees and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

To identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of the "median employee," the methodology we used in 2023 was as follows:

i. We determined our employee population (including full-time and part-time), less employees from 10 countries, as allowed by the pay ratio rules of Item 402(u).

ii. We used a consistently applied compensation measure, which included base salary, overtime, bonus, commission, and other compensation recorded in our payroll records and annualized the cash compensation recorded in our payroll systems of active employees on December 31, 2023.

iii. For purposes of identifying the median employee, we utilized average foreign exchange rates in 2023.

Pay Versus Performance

As required by Item 402(v) of Regulation S-K, we are providing the following information to explain the annual Compensation Actually Paid ("CAP") of our principal executive officer (CEO); the average CAP of the other NEO; the Company's cumulative total shareholder return ("TSR"); TSR for our self-selected peer group (the NASDAQ Industrial Transportation Index; which will be replaced by the Dow Jones Transportation Index in our 2025 Proxy Statement, as a result of having transferred the listing of its common stock to the New York Stock Exchange from the Nasdaq Stock Market on Tuesday, November 21, 2023); Net Income; and that financial performance measure that we have determined most directly links operational performance to compensation actually paid to the our NEOs for the most recently completed fiscal year.

CAP, as determined under SEC requirements, does not reflect the actual amount of compensation earned by or paid to our executive officers during a covered year due to the impact of long-term incentive compensation within our pay program.

The following tables set forth information regarding CEO and average other NEO CAP versus financial and operational performance for the year ended December 31, 2023; the measures that we deem to be most important when determining executive compensation; and a comparison of CAP to the CEO and the average CAP to the other NEO versus TSR for our Company and our select peer group and our Company's Net Income and Operating Income:

| | | | | | Value of Initial Fixed $100 Investment Based On: | | | | Company-Selected Measure (CSM) |
Year	Summary Compensation Table Total for CEO [1]	Compensation Actually Paid to CEO [1][2][5][6][7]	Average Summary Compensation Table Total for Other NEOs [3]	Average Compensation Actually Paid to Other NEOs [2][3][5][6][7]	Total Shareholder Return [4]	Peer Group: NASDAQ Industrial Transportation Index Total Shareholder Return [4]	Peer Group: Dow Jones Transportation Average Index Total Shareholder Return [4]	Net Income ($000)	Operating Income ($000)
2023	$7,453,361	$7,847,316	$4,151,877	$4,333,992	$170.68	$168.12	$154.05	$751,779	$939,933
2022	$10,833,047	$8,783,033	$6,675,790	$5,871,073	$137.78	$140.02	$127.86	$1,360,605	$1,824,371
2021	$13,026,304	$17,822,709	$8,197,868	$10,080,541	$175.94	$165.47	$155.22	$1,418,845	$1,909,326
2020	$7,405,851	$11,306,974	$4,440,906	$5,523,104	$123.45	$130.86	$116.52	$698,214	$940,437

(1) Jeffrey S. Musser was the CEO in 2023, 2022, 2021 and 2020.

(2) SEC rules require certain adjustments be made to the Summary Compensation Table totals to determine "compensation actually paid" as reported in the Pay Versus Performance Table. CAP amounts include total compensation per the Summary Compensation Table, less grant date fair value of PSUs and RSUs, plus the change in fair value of equity awards during the current year. The following table details these adjustments.

(3) In 2023, the other NEOs were Messrs: Daniel R. Wall, Richard H. Rostan, Blake R. Bell and Bradley S. Powell. In 2022, 2021 and 2020, the other NEOs were Messrs: Eugene K. Alger, Daniel R. Wall, Richard H. Rostan, and Bradley S. Powell.

(4) Total Shareholder Return, NASDAQ Industrial Transportation Index and the Dow Jones Transportation Average are determined based on the value of an initial fixed investment of $100.

(5) At year-end 2020, PSUs granted in 2018 and 2020 were remeasured assuming achievement of maximum performance criteria for purposes of CAP compared to target at grant date.

(6) At year-end 2021, PSUs granted in 2019 were remeasured assuming achievement of maximum performance criteria for purposes of CAP compared to target at grant date.

(7) At year-end 2023, PSUs granted in 2022 were remeasured assuming threshold performance criteria will not be achieved for purposes of CAP compared to target at grant date.

Year	Executive(s)	Summary Compensation Table Total	Subtract Stock Awards	Add Year-End Equity Value of Current Year Awards	Change in Value of Prior Equity Awards	Add Change in Value of Vested Equity Awards	Subtract Value of Equity Awards that Failed to Meet Vesting Conditions	Compensation Actually Paid
2023	CEO	$7,453,361	(2,895,774)	3,289,646	(1,142,315)	1,142,398	—	$7,847,316
	Other NEO	$4,151,877	(1,337,648)	1,372,615	(373,823)	520,971	—	$4,333,992
2022	CEO	$10,833,047	(2,895,962)	2,970,034	(784,213)	(1,339,873)	—	$8,783,033
	Other NEO	$6,675,790	(1,136,182)	1,015,272	(307,877)	(375,930)	—	$5,871,073
2021	CEO	$13,026,304	(2,896,946)	3,448,567	2,027,805	2,216,979	—	$17,822,709
	Other NEO	$8,197,868	(1,136,891)	1,353,375	796,050	870,139	—	$10,080,541
2020	CEO	$7,405,851	(2,406,138)	4,769,250	622,974	915,037	—	$11,306,974
	Other NEO	$4,440,906	(944,456)	1,871,983	244,461	(89,790)	—	$5,523,104

We consider the following to be the most important financial performance measures the Company uses to link executive compensation to Company performance.

Most Important Performance Measures for Determining Executive Compensation
Operating Income
Earnings per Share
Net Revenues (non-GAAP)

The following chart presents the relationship between Compensation Actually Paid to the CEO and the average of other NEO and Total Shareholder Return.



Compensation Actually Paid Compared to TSR

- CEO Compensation Actually Paid
- NEO Average Compensation Actually Paid
- EXPD TSR
- NASDAQ Industrial Transportation Index TSR
- Dow Jones Transportation Average Index TSR

The graph compares Expeditors International of Washington, Inc.'s cumulative 4-Year total shareholder return on common stock with the NASDAQ Industrial Transportation index (NQUSB502060T) and the Dow Jones Transportation Average index. The graph assumes an initial fixed investment of $100 in our common stock and in each of the indexes at the beginning of the period presented Total return assumes reinvestment of dividends in each of the indices indicated.

The following chart presents the relationship between Compensation Actually Paid to the CEO and the average of other NEO and Operating Income and Net Income.

Compensation Actually Paid
Compared to Operating Income & Net Income



As illustrated above, CAP and performance are generally aligned, with higher pay in years with strong financial and TSR performance. Non-equity incentive compensation is closely aligned with operating income and net income. Equity-based compensation, as calculated under CAP regulations, is impacted by changes in our stock price and estimates of achieving future financial performance targets associated with PSU.

In 2023, the change in the non-equity component of CEO CAP was consistent with declines in operating income and net income, while the equity-based component increased as a result of a higher stock price, which was consistent with TSR performance. In 2022, the change in CEO CAP was consistent with TSR performance principally as a result of declining equity-based compensation from a lower stock price, while operating income and net income were at near record levels. In 2021, the change in CEO CAP was consistent with changes in operating income, net income and TSR performance.

Other Business

As of the date of this Proxy Statement, management knows of no other business that will be presented for action at the meeting. If any other business requiring a vote of the shareholders should properly come before the meeting, the persons designated as your proxies will vote or refrain from voting in accordance with their best judgment.

Certain Relationships & Related Transactions

The following section describes, since the beginning of the year ended December 31, 2023, (a) transactions in which the Company or any of its subsidiaries was a party, in which the amount involved exceeded $120,000 and in which a Director, a Director nominee, an executive officer, any immediate family member of a director, director nominee or executive officer, a security holder known to own more than 5% of the Company's Common Stock or any immediate family member of the security holder had, or will have, a direct or indirect material interest or (b) certain business relationships that existed between the Company and Directors or director nominees, or between the Company and entities affiliated with such Directors or Director nominees. The Company's written policy and procedures with respect to any related person transaction between the Company and any related person requiring disclosure under Item 404(a) of Regulation S-K under the Exchange Act, is that such transaction is consummated only if the Audit Committee approves or ratifies such transaction (or the disinterested members of the Board of Directors approve or ratify such transaction).

Kurt Sabor is the son-in-law of Richard H. Rostan, former President, Global Geographies and Operations. Kurt Sabor is the Branch Operations Manager for the Chicago office and earned total compensation of $476,725 in 2023. Quentin Bell is the brother of Blake Bell, President, Global Services. Quentin Bell is the District Manager for our Seattle office and earned total compensation of $480,053 in 2023.

Voting Procedures

Only shareholders of record at the close of business on March 12, 2024 (the Record Date) will be entitled to notice of and to vote at the meeting. On or about March 26, 2024, the Company will mail to shareholders either: (a) a notice of internet availability of proxy materials, which will indicate how to access the proxy materials on the internet, or (b) a copy of the Proxy Statement, a form of proxy and an Annual Report.

You may instruct the proxies to vote "FOR" or "AGAINST" each proposal, or you may instruct the proxies to "ABSTAIN" from voting. Each share of our Common Stock outstanding on the record date will be entitled to one vote on each of the nine director nominees and one vote on each other proposal. If the accompanying form of proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the instructions specified thereon. In the absence of instructions to the contrary, such shares will be voted in accordance with the Board's recommendations.

Whether or not you plan to attend the meeting in person, please submit your vote and proxy by telephone, by mail or by internet in accordance with the instructions on your proxy card or voting instruction form. This will ensure a quorum at the meeting. The giving of the proxy will not affect your right to vote at the meeting if the proxy is revoked in the manner set forth below.

Abstentions are counted for quorum purposes. If you return a signed proxy card/voting instruction form to allow your shares to be represented at the Annual Meeting, but do not indicate how your shares should be voted on one or more proposals listed above, then the proxies will vote your shares as the Board of Directors recommends on those proposals.

Any shareholder executing a proxy has the power to revoke it at any time prior to the voting thereof on any matter (without, however, affecting any vote taken prior to such revocation) by delivering written notice to the Secretary of the Company, by executing and delivering to the Company another proxy dated as of a later date or by voting in person at the meeting.

If your common stock is held in "street name" through a broker, bank or other nominee, you will receive instructions from that organization that you must follow in order to have your shares voted. If you hold your shares in street name, it is critical that you cast your vote if you want it to count in the election of Directors and the non-binding vote approving compensation of NEO, and any shareholder proposals. If you hold your shares in street name and you do not instruct your bank or broker how to vote in these matters, no votes will be cast on your behalf. Your bank or broker will only have discretion to vote any uninstructed shares on the ratification of the appointment of KPMG as the Company's independent registered public accounting firm.

Voting Securities

The only outstanding voting securities of the Company are shares of Common Stock. As of the Record Date, there were 141,882,585 shares of Common Stock issued and outstanding, and each such share is entitled to one vote at the Annual Meeting. The presence in person or by proxy of holders of record of a majority of the outstanding shares of Common Stock is required to constitute a quorum for the transaction of business at the Annual Meeting. Shares of Common Stock underlying abstentions and broker non-votes will be considered present at the Annual Meeting for the purpose of determining whether a quorum is present.

Under Washington law and the Company's Bylaws, all proposals to be addressed at the Annual Meeting of Shareholders, including the election of each Director, will be approved if the votes cast by voters physically present at the Annual Meeting or represented by proxy in favor of the proposal or Director exceed the votes cast against such proposal or Director, as applicable. Abstentions and, except for Proposal 4, broker non-votes will not be counted either in favor of or against such proposals or the election of such Directors and, therefore, will have no effect on the outcomes of such proposals or the election of such Directors. For Proposal 4, the ratification of the appointment of KPMG as the Company's independent registered public accounting firm, brokers will have the discretion to vote uninstructed shares.

No cumulative voting rights are authorized, and dissenters' rights are not applicable to any of the matters being voted on. Proxies and ballots will be received and tabulated by Computershare Trust Company, N.A., an independent business entity not affiliated with the Company. The Common Stock is listed for trading on the New York Stock Exchange ("NYSE") under the symbol EXPD. The last sale price for the Common Stock, as reported by the NYSE on March 12, 2024, was $121.52 per share.

Solicitation of Proxies

The proxy accompanying this Proxy Statement is solicited by the Board of Directors of the Company. Proxies may be solicited by officers, Directors and regular supervisory and executive employees of the Company; none will receive any additional compensation for their services. In addition, the Company has agreed to pay the firm of D.F. King & Co., Inc. a fee of $10,500 plus reasonable expenses for proxy solicitation services. Solicitations of proxies may be made personally, or by mail, email, telephone, facsimile or messenger.

The Company, if requested, will pay persons holding shares of Common Stock in their names or in the names of nominees, but not owning such shares beneficially, such as brokerage houses, banks and other fiduciaries, for the expense of forwarding soliciting materials to their principals. All such costs of solicitation of proxies will be paid by the Company.

Deadlines for Shareholder Proposals for the 2025 Annual Meeting of Shareholders

Pursuant to Rule 14a-8 under the Exchange Act, certain shareholder proposals may be eligible for inclusion in the Company's proxy materials for the 2025 Annual Meeting of Shareholders. In order to be eligible for inclusion, such proposals must be received by the Secretary at the Company's principal executive offices no later than November 26, 2024. Such proposals also must comply with Securities and Exchange Commission regulations regarding the inclusion of shareholder proposals in company-sponsored materials.

The Company's Bylaws provide a formal procedure for bringing business before the Annual Meeting of Shareholders. A shareholder proposing to present a matter (other than a proposal brought pursuant to Rule 14a-8 under the Exchange Act) before the 2025 Annual Meeting of Shareholders or to nominate a candidate for election to the Board of Directors at the 2025 Annual Meeting of Shareholders (other than a proxy access candidate) must deliver notice of the proposal or nomination to the Secretary at the Company's principal executive offices between the close of business on January 7, 2025 through the close of business on February 6, 2025 In the event that the date of the Annual Meeting of Shareholders is more than 30 days before or more than 60 days after May 6, 2025, notice of the proposal or nomination must be delivered to the Secretary at the Company's principal executive offices not earlier than the 120th day prior to the date of the Annual Meeting and not later than the later of the 90th day prior to the date of the Annual Meeting or, if the first public announcement of the date of the Annual Meeting is less than 100 days prior to the date of the Annual Meeting, the 10th day following the day on which the Company first makes a public announcement of the date of the meeting. The shareholder's notice must include the specified information concerning the proposal or nominee as described in the Company's Bylaws. The Company will not consider any proposal or nomination that does not meet the Company's bylaw requirements or SEC requirements for submitting a proposal or nomination. Pursuant to Rule 14a-4(c)(1) under the Exchange Act, the proxies designated by the Company for the 2025 Annual Meeting of Shareholders will have discretionary authority to vote with respect to any matter presented at the meeting if the Company has not received notice of the matter by the dates required under the Company's Bylaws, as described above, and in certain other instances specified in that rule. To comply with the universal proxy rules, once effective, shareholders who intend to solicit proxies for shareholder director nominations must provide notice that sets forth the information required by Rule 14a-19 under the Securities Exchange Act of 1934, as amended, no later than February 6, 2025.

An eligible shareholder seeking to nominate a proxy access candidate for election to the Board of Directors at the 2025 Annual Meeting of Shareholders must deliver notice of the nomination to the Secretary at the Company's principal executive offices between the close of business on October 27, 2024 through the close of business on November 26, 2024.

A shareholder seeking to recommend a nominee to the Nominating and Corporate Governance Committee for election to the Board of Directors at the 2025 Annual Meeting of Shareholders must deliver notice of the nomination to the Secretary at the Company's principal executive offices by November 26, 2024.

The Company's Bylaws contain an advance notice provision with respect to matters to be brought at an annual meeting of stockholders. To be in proper form, whether in regard to a nominee for election to the Board of Directors or other business, a Noticing Shareholder's notice to the Secretary must, among other provisions, make a representation whether the Holder intends or is part of a group which intends (1) to solicit proxies or votes in support of such di-rector nominees or nomination in accordance with Rule 14a-19 under the Exchange Act, and (2) whether or not the Holder will deliver a proxy statement and form of proxy to holders of at least 67 percent of the voting power of all of the shares of capital stock of the corporation entitled to vote on the election of directors. Other advance notice provisions with respect to matters to be brought at an annual meeting of stockholders are contained within the Company's current Bylaws.

Householding

In line with our green initiatives and to reduce the expenses of delivering duplicate materials, we are taking advantage of the Securities and Exchange Commission's "householding" rules, which permit us to deliver only one set of proxy materials (or one Notice of Internet Availability of Proxy Materials) to shareholders who share an address unless otherwise requested. If you share an address with another shareholder and have received only one set of materials, and you are not a registered shareholder, you may request a separate copy at no cost to you by contacting your broker, if you hold shares in a brokerage account.

APPENDIX A: 2023 EEO-1 REPORT

U.S. EQUAL EMPLOYMENTOPPORTUNITY COMMISSION (EEOC)
2023 EMPLOYER INFORMATION REPORT (EEO-1)

	Hispanic or Latino		Non-Hispanic or Latino											
	Male	Female	Male						Female					
EEO-1 Job Categories	Hispanic or Latino	Hispanic or Latino	White	Black or African American	Asian	Native Hawaiian or Other Pacific Islander	American Indian or Alaska Native	Two or More Races	White	Black or African American	Asian	Native Hawaiian or Other Pacific Islander	American Indian or Alaska Native	Two or More Races
1.1 Executive/Senior Level Officials and Managers	3	0	10	0	2	1	0	0	3	0	0	0	0	0
1.2 First/Mid Level Officials and Managers	158	109	716	22	56	4	2	8	484	27	70	5	3	9
2 Professionals	133	167	655	58	167	12	4	26	498	89	191	4	4	21
3 Technicians	0	0	0	0	0	0	0	0	0	0	0	0	0	0
4 Sales Workers	26	35	185	4	32	3	0	3	112	8	10	0	0	2
5 Administrative Support Workers	159	242	392	61	97	4	0	16	434	90	114	5	3	18
6 Craft Workers	0	0	0	0	0	0	0	0	0	0	0	0	0	0
7 Operatives	26	1	24	12	5	1	0	0	2	1	1	0	0	0
8 Laborers and Helpers	184	23	149	82	17	5	2	7	15	15	0	3	0	2
Current 2023 Reporting Year Total	**689**	**577**	**2131**	**239**	**376**	**30**	**8**	**60**	**1548**	**230**	**386**	**17**	**10**	**52**
Prior 2022 Reporting Year Total	**760**	**641**	**2340**	**287**	**406**	**34**	**7**	**63**	**1700**	**265**	**406**	**19**	**10**	**59**

APPENDIX B: AMENDMENT TO EMPLOYEE STOCK PURCHASE PLAN

AMENDED AND RESTATED
EXPEDITORS INTERNATIONAL OF WASHINGTON, INC.
2002 EMPLOYEE STOCK PURCHASE PLAN

WHEREAS, Expeditors International of Washington, Inc. (the "Company") maintains the 2002 Employee Stock Purchase Plan (the "2002 Plan"); and

WHEREAS, amendment of the 2002 Plan is now considered desirable to increase the number of shares of the Company's common stock available for purchase under the 2002 Plan;

NOW, THEREFORE, IT IS RESOLVED that by virtue and in exercise of the amending power reserved to the Company under Section 19 of the 2002 Plan, effective upon approval by shareholders at the 2024 Annual Meeting, the 2002 Plan is hereby amended and restated as follows:

EXPEDITORS INTERNATIONAL OF WASHINGTON, INC.
2002 EMPLOYEE STOCK PURCHASE PLAN

1. Purpose.

The purpose of this 2002 Employee Stock Purchase Plan (the "2002 Plan") is to provide employees of Expeditors International of Washington, Inc. (the "Company"), its Subsidiaries and Consolidated Affiliates with an opportunity to purchase Stock of the Company through accumulated payroll deductions, enabling such persons to acquire or increase a proprietary interest in the Company in order to strengthen the mutuality of interests between such persons and the Company's shareholders, and to provide a benefit that will assist the employer in competing to attract and retain employees of high quality. This 2002 Plan consists of two separate plans, one plan under which options ("Qualified Options") intended to qualify under Section 423 of the Internal Revenue Code of 1986 (the "Code") are granted to employees of the Company or its Subsidiaries and another plan under which options ("Nonqualified Options") that do not so qualify are granted to employees of Consolidated Affiliates. Qualified and Nonqualified Options are referred to in the aggregate as "Options." It is the intention of the Company that the 2002 Plan qualify as an "employee stock purchase plan" under Section 423 of the Code. Accordingly, the provisions of the 2002 Plan shall be construed in a manner consistent with the requirements of the Code.

2. Definitions.

For purposes of the 2002 Plan, the following terms shall be defined as set forth below, in addition to such terms as defined in Section 1 hereof:

"Account" means the account maintained on behalf of the participant by the Custodian for the purpose of investing in Stock and engaging in other transactions permitted under the 2002 Plan.

"Administrator" means the person or persons designated to administer the 2002 Plan under Section 13(a).

"Base Pay" means regular straight time earnings, plus bonuses and overtime payments, payments for incentive compensation and other special payments except to the extent that any such item is specifically excluded from the definition of Base Pay by the Committee.

"Board" means the Company's Board of Directors.

"Change in Control" means either one of the following: (i) when any 'person,' as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than the Company, a subsidiary thereof or a Company employee benefit plan, including any trustee of such plan acting as trustee) becomes the 'beneficial owner' (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the combined voting power of the Company's then outstanding securities; or (ii) the occurrence of a transaction requiring shareholder approval, and involving the sale of all or substantially all of the assets of the Company or the merger of the Company with or into another corporation.

"Committee" means the Compensation Committee of the Board or such other committee of two or more non-employee directors that may be designated by the Board to administer the 2002 Plan.

"Consolidated Affiliates" means entities where the Company maintains unilateral control over assets and operations and where the existence of the parent subsidiary relationship is maintained by means other than record ownership of voting stock.

"Custodian" means a custodian or any successor thereto as appointed by the Committee from time to time.

"Employee" means any individual employed continuously for at least sixty (60) days prior to the Enrollment Date by the Company, Subsidiary or a Consolidated Affiliate as a Full Time Employee.

"Enrollment Date" means the first day of the next Offering Period.

"Exchange Act" means the Securities Exchange Act of 1934 as amended.

"Exercise Date" means the last day of each Offering Period.

"Fair Market Value" means the last sale price for the Common Stock of the Company as reported on the National Association of Securities Dealers Automated Quotation System, or if the stock is traded on another stock exchange, the closing price for the stock on the principal such exchange or, if that day is not a Trading Day, then on the latest previous Trading Day.

"Full Time Employee" means an employee whose customary employment with the Company, Subsidiary or Consolidated Affiliate is more than 20 hours per week and more than five months per year.

"Offering Period" means the approximately one-year period commencing on the first Trading Day of August and terminating on the last Trading Day of the following July. The beginning and ending dates and duration of Offering Periods may be changed pursuant to Section 4 of the 2002 Plan.

"Purchase Price" means an amount equal to 85 percent of the Fair Market Value of a share of Stock on the Enrollment Date or 85 percent of the Fair Market Value of a share of Stock on the Exercise Date, whichever is lower.

"Reserves" means the number of shares of Stock covered by all options under the 2002 Plan which have not yet been exercised and the number of shares of Stock which have been authorized for issuance under the 2002 Plan, but which have not yet become subject to options.

"Stock" means the Company's Common Stock, and such other securities as may be substituted for Stock pursuant to Section 18 hereof.

"Subsidiary" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations (other than the last corporation in the unbroken chain) owns stock possessing 50 percent or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

"Trading Day" means a day on which the New York Stock Exchange is open for trading.

3. Eligibility.

(a) All Employees (as determined in accordance with Section 2 hereof) of the Company, Subsidiary or Consolidated Affiliate on a given Enrollment Date shall be eligible to participate in the 2002 Plan, subject to Section 5(a).

(b) Any provisions of the 2002 Plan to the contrary notwithstanding, no Employee shall be granted an option under the 2002 Plan (i) to the extent that, immediately after the grant, such Employee (or any other person whose Stock would be attributed to such Employee pursuant to Section 424(d) of the Code) would own capital stock and/or hold outstanding options to purchase such stock possessing five percent or more of the total combined voting power or value of all classes of the capital stock of the Company or of any Subsidiary, (ii) to the extent that his or her rights to purchase stock under all employee stock purchase plans of the Company and its Subsidiaries accrue at a rate which exceeds $25,000 worth of stock (determined at the fair market value of the shares at the time such option is granted) for each calendar year in which such option is outstanding at any time, or (iii) in excess of 3,000 shares of stock for each calendar year in which such option is outstanding at any time.

(c) All participants in the 2002 Plan shall have equal rights and privileges (subject to the terms of the 2002 Plan) with respect to options outstanding during any given Offering Period.

4. Offering Periods.

The 2002 Plan shall have consecutive Offering Periods with an initial Offering Period commencing on the first Trading Day in August, 2002 and terminating in the last Trading Day of July, 2003. The Committee shall have the power to change the beginning date, ending date and duration of Offering Periods with respect to future offerings without shareholder approval if such change is announced at least five days prior to the scheduled beginning of the first Offering Period to be affected thereafter, provided that Offering Periods will in all cases comply with applicable limitations under Section 423(b)(7) of the Code.

5. Participation.

(a) Any person who will be an eligible Employee on a given Enrollment Date may become a participant in the 2002 Plan by completing a subscription agreement authorizing payroll deductions and filing it with the Administrator before such Enrollment Date.

(b) Payroll deductions for a participant shall commence on the first payroll following the Enrollment Date and shall end on the last payroll in the Offering Period to which such authorization is applicable, unless sooner terminated by the participant as provided in Section 10 hereof.

6. Payroll Deductions.

(a) At the time a participant files his or her subscription agreement, he or she shall elect to have payroll deductions made on each pay day during the Offering Period in a regular amount, expressed as a percentage, not to exceed 10% of Base Pay.

(b) All payroll deductions made for a participant shall be credited to his or her Account under the 2002 Plan. A participant may not make any additional payments into such Account.

(c) A participant may discontinue his or her participation in the 2002 Plan as provided in Section 10 hereof. Unless otherwise authorized by the Committee, a participant may not change his or her payroll deduction rate during any Offering Period. Absent Committee authorization, any change in the rate shall be effective as of the next Offering Period. A participant's subscription agreement shall remain in effect for successive Offering Periods unless terminated as provided in Section 10 hereof.

(d) The foregoing notwithstanding, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 3(b) hereof, a participant's payroll deductions may be terminated at such time during any Offering Period which is scheduled to end during the current calendar year (the "Current Offering Period") that the aggregate of all payroll deductions accumulated with respect to the Current Offering Period equals $21,250 (or such other limit as may apply under Code Section 423(b)(8)). Payroll deductions shall recommence at the rate provided in such participant's subscription agreement (as previously on file or as changed in accordance with Section 6(c)) at the beginning of the next Offering Period which is scheduled to end in the following calendar year, unless terminated by the participant as provided in Section 10 hereof.

(e) The Company, Subsidiary or Consolidated Affiliate is authorized to withhold from any payment to be made to a participant, including any payroll and other payments not related to the 2002 Plan, amounts of withholding and other taxes due in connection with any transaction under the 2002 Plan, including any disposition of shares acquired under the 2002 Plan, and a participant's enrollment in the 2002 Plan will be deemed to constitute his or her consent to such withholding. At the time of a participant's exercise of an option or disposition of shares acquired under the 2002 Plan, the Company may require the participant to make other arrangements to meet tax withholding obligations as a condition to the exercise of rights or distribution of shares or cash from the participant's Account. In addition, a Participant may be required to advise the Company of sales and other dispositions of Stock acquired under the 2002 Plan in order to permit the Company to comply with tax laws and to claim any tax deductions to which the Company may be entitled with respect to the 2002 Plan.

7. Grant of Option.

On the Enrollment Date of each Offering Period, each eligible Employee participating in such Offering Period shall be granted an option to purchase on the Exercise Date of such Offering Period, at the applicable Purchase Price, up to a number of shares of Stock determined by dividing such Employee's payroll deductions accumulated prior to such Exercise Date and retained in the Participant's Account as of the Exercise Date by the applicable Purchase Price; provided that such purchase shall be subject to the limitations set forth in Sections 3(b) and 12 hereof. Exercise of the option shall occur as provided in Section 8 hereof, unless the participant has withdrawn pursuant to Section 10 hereof.

8. Exercise of Option.

Participant's option for the purchase of shares shall be exercised automatically on the Exercise Date, and the maximum number of shares subject to option shall be purchased for such participant at the applicable Purchase Price with the accumulated payroll deductions in his or her Account. Shares purchased shall include fractional shares calculated to at least three decimal places, unless otherwise determined by the Committee. If fractional shares are not to be purchased for a participant's Account, any payroll deductions accumulated in a participant's Account not sufficient to purchase a full share shall be retained in the participant's Account for the subsequent Offering Period, subject to earlier withdrawal by the participant as provided in Section 10 hereof. During a participant's lifetime, a participant's option to purchase shares hereunder is exercisable only by him or her.

9. Delivery of Shares; Participant Accounts.

(a) At or as promptly as practicable after the Exercise Date for an Offering Period, the Company will deliver the shares of Stock purchased to the Custodian for deposit into the participant's Account.

(b) Cash dividends on any Stock credited to a participant's Account may, upon a participant's election, be reinvested in additional shares of Stock; such amounts will not be available in the form of cash to participants. All cash dividends paid on Stock credited to participants' Accounts will be paid over by the Company to the Custodian at the dividend payment date. The Custodian will aggregate all purchases of Stock in connection with the 2002 Plan for a given dividend payment date. Purchases of Stock for purposes of dividend reinvestment will be made as promptly as practicable (but not more than 30 days) after a dividend payment date. The Custodian will make such purchases, as directed by the Committee, in transactions on any securities exchange upon which Stock is traded, otherwise in the over-the-counter market, or in negotiated transactions. Any shares of Stock distributed as a dividend or distribution in respect of shares of Stock or in connection with a split of the Stock credited to a participant's Account will be credited to such Account. In the event of any other non-cash dividend or distribution in respect of Stock credited to a participant's Account, the Custodian will, if reasonably practicable and at the direction of the Committee, sell any property received in such dividend or distribution as promptly as practicable and use the proceeds to purchase additional shares of Common Stock in the same manner as cash paid over to the Custodian for purposes of dividend reinvestment.

(c) Each participant will be entitled to vote the number of shares of Stock credited to his or her Account (including any fractional shares credited to such Account) on any matter as to which the approval of the Company's shareholders is sought. If a participant does not vote or grant a valid proxy with respect to shares credited to his or her Account, such shares will be voted by the Custodian in accordance with any stock exchange or other rules governing the Custodian in the voting of shares held for customer accounts. Similar procedures will apply in the case of any consent solicitation of Company shareholders.

10. Withdrawal of Payroll Deductions or Shares; Termination of Employment.

(a) If a participant terminates his or her payroll deduction rate during an Offering Period, the cash balance contributed for the year shall be refunded as soon as practicable. Payroll deductions shall not automatically resume at the beginning of the succeeding Offering Period unless such individual delivers to the Administrator a new subscription agreement.

(b) Upon a participant's ceasing to be an Employee for any reason (including upon the participant's death), he or she shall be deemed to have elected to withdraw from the 2002 Plan and the payroll deductions credited to such participant's Account during the Offering Period but not yet used to exercise the option shall be returned to such participant as soon as practicable or, in the case of his or her death, to the person or persons entitled thereto under Section 14 hereof, and such participant's option shall be automatically terminated.

(c) A participant seeking to withdraw or transfer shares of Stock must give instructions to the Custodian in such manner and form as may be prescribed by the Committee and the Custodian, which instructions will be acted upon as promptly as practicable. Withdrawals and transfers will be subject to any fees imposed in accordance with Section 10(e) hereof.

(d) Upon a participant's ceasing to be an Employee for any reason, the Custodian will continue to maintain the participant's Account until the earlier of such time as the participant withdraws or transfers all Stock in the Account or one year after the participant ceases to be employed by the Company, its Subsidiaries or Consolidated Affiliates. At the expiration of such one-year period, the assets in participant's Account shall be withdrawn or transferred as elected by the participant or, in the absence of such election, as determined by the Committee.

(e) Costs and expenses incurred in the administration of the 2002 Plan and maintenance of Accounts will be paid by the Company, including annual fees of the Custodian and any brokerage fees and commissions for the purchase of Stock upon reinvestment of dividends and distributions. The foregoing notwithstanding, the Custodian may impose or pass through a reasonable fee for the withdrawal of Stock in the form of stock certificates (as permitted under Section 10(c)), and reasonable fees for other services unrelated to the purchase of Stock under the 2002 Plan, to the extent approved in writing by the Company and communicated to participants. In no circumstance shall the Company pay any brokerage fees and commissions for the sale of Stock acquired under the 2002 Plan by a participant.

11. Interest.

No interest shall accrue on the payroll deductions of a participant in the 2002 Plan.

12. Stock.

(a) The maximum number of shares of Stock which shall be made available for sale under the 2002 Plan shall be nineteen million (19,000,000) shares plus any shares transferred to Reserves from the 1988 Employee Stock Purchase Plan ("1988 Plan") pursuant to Section 24, subject to further adjustment as provided in Section 18 hereof. If, on a given Exercise Date, the number of shares with respect to which options are to be exercised exceeds the number of shares then available under the 2002 Plan, the Company shall make a pro rata allocation of the shares remaining available for purchase in as uniform a manner as shall be practicable and as it shall determine to be equitable.

(b) The participant shall have no interest or voting right in shares purchasable upon exercise of his or her option until such option has been exercised.

(c) Shares acquired through dividend reinvestment shall be purchased on the open market unless otherwise determined by the Committee.

13. Administration.

(a) The 2002 Plan shall be administered by the Committee. The Committee shall have full and final authority to construe, interpret and apply the terms of the 2002 Plan, to determine eligibility and to adjudicate all disputed claims filed under the 2002 Plan. The Committee may, in its discretion, delegate authority to the Administrator. Every finding, decision and determination made by the Committee or Administrator shall, to the full extent permitted by law, be final and binding upon all parties (except for any reserved right of the Committee to review a finding, decision or determination of the Administrator). The Committee, Administrator, and each member thereof shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any executive officer, other officer or employee of the Company, Subsidiary, Consolidated Affiliate, the Company's independent auditors, consultants or any other agents assisting in the administration of the 2002 Plan. Members of the Committee or Administrator and any officer or employee of the Company, Subsidiary or Consolidated Affiliate acting at the direction or on behalf of the Committee shall not be personally liable for any action or determination taken or made in good faith with respect to the 2002 Plan, and shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action or determination.

(b) The Custodian will act as custodian under the 2002 Plan, and will perform such duties as are set forth in the 2002 Plan and in any agreement between the Company and the Custodian. The Custodian will establish and maintain, as agent for each participant, an Account and any sub-accounts as may be necessary or desirable for the administration of the 2002 Plan.

14. Designation of Beneficiary.

(a) A participant may file a written designation of a beneficiary who is to receive shares and cash, if any, from the participant's Account under the 2002 Plan in the event of (i) such participant's death subsequent to an Exercise Date on which the option is exercised, but prior to a distribution to such participant of shares or cash then held in the participant's Account or (ii) such participant's death prior to exercise of the option. If a participant is married and the designated beneficiary is not the spouse, spousal consent shall be required for such designation to be effective.

(b) Subject to spousal consent, if applicable, such designation of beneficiary may be changed by the participant at any time by written notice. In the event of the death of a participant and in the absence of a beneficiary validly designated under the 2002 Plan who is living at the time of such participant's death, any shares or cash otherwise deliverable under Section 14(a) shall be delivered to the participant's estate.

15. Transferability.

Neither payroll deductions credited to a participant's Account nor any rights with regard to the exercise of an option or to receive shares under the 2002 Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 14 hereof) by the participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect.

16. Use of Funds.

All payroll deductions received or held by the Company under the 2002 Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.

17. Reports.

An individual Account shall be maintained by the Custodian for each participant in the 2002 Plan. Statements of Account shall be given to each participant at least annually, which statements shall set forth the amounts of payroll deductions, the Purchase Price, the number of shares purchased, any remaining cash balance, and other information deemed relevant by the Committee.

18. Adjustments Upon Changes in Capitalization, Dissolution, Liquidation, or Change in Control.

(a) Changes in Capitalization. The Committee shall proportionately adjust the Reserves and the price per share and the number of shares of Stock covered by each option under the 2002 Plan which has not yet been exercised for any increase or decrease in the number of issued shares of Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Stock, or other extraordinary corporate event which affects the Stock in order to prevent dilution or enlargement of the rights of participants. The determination of the Committee with respect to any such adjustment shall be final, binding and conclusive.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Offering Period shall terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Committee.

(c) Change in Control. In the event of a Change in Control, the Committee shall shorten the Offering Period then in progress by setting a new Exercise Date (the "New Exercise Date"). The New Exercise Date shall be before the date that will constitute the Change in Control. The Committee shall notify each participant in writing, at least ten business days prior to the New Exercise Date, that the Exercise Date for the participant's option has been changed to the New Exercise Date and that the participant's option shall be exercised automatically on the New Exercise Date, unless prior to such date the participant has withdrawn from the Offering Period as provided in Section 10 hereof.

19. Amendment or Termination.

(a) The Board may at any time and for any reason terminate or amend the 2002 Plan. Except as provided in Section 18 hereof, no such termination can affect options previously granted, provided that an Offering Period may be terminated by the Board of Directors by shortening the Offering Period and accelerating the Exercise Date to a date not prior to the date of such Board action if the Board determines that termination of the 2002 Plan is in the best interests of the Company and its shareholders. Except as provided in Section 18 and this Section 19, no amendment may make any change in any option theretofore granted which materially adversely affects the rights of any participant, and any amendment will be subject to the approval of the Company's shareholders not later than one year after Board approval of such amendment if such shareholder approval is required by any Federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Stock may then be listed or quoted, or if such shareholder approval is necessary in order for the 2002 Plan to continue to meet the requirements of Section 423 of the Code, and the Board may otherwise, in its discretion, determine to submit any amendment to shareholders for approval. For the avoidance of doubt, any action to change the purchase price of shares to be made available for sale under the 2002 Plan shall always be subject to shareholder approval.

(b) Without shareholder consent and without regard to whether any participant rights may be considered to have been "adversely affected," the Committee shall be entitled to change the Offering Periods, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. Dollars, permit payroll withholding in excess of the amount designated by a participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Stock for each participant properly correspond with amounts withheld from the participant's compensation, and establish such other limitations or procedures as the Committee determines in its sole discretion are advisable and consistent with the 2002 Plan. Without limiting the generality of the foregoing, the Committee may, but shall not be required to, modify or eliminate grants to persons who are otherwise eligible to receive options under this 2002 Plan who are foreign nationals or employed outside the United States to recognize differences in local law, tax policy or custom.

20. Notices.

All notices or other communications by a participant to the Company under or in connection with the 2002 Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

21. Conditions Upon Issuance of Shares.

The Company shall not be obligated to issue shares with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto shall comply with all applicable provisions of law, domestic or foreign, including, without limitation, the Exchange Act, the Securities Act of 1933, as amended, all regulations promulgated thereunder, and the requirements of any stock exchange or automated quotation system upon which the shares may then be listed or quoted, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

22. No Right to Options or to Employment.

This contract is between the Company and the individual participant and does not in any way alter or amend the existing employment relationship with the Company, its Subsidiary or Consolidated Affiliate. Participation in the 2002 Plan shall in no way constitute any form of agreement or understanding binding on the Company, Subsidiary or Consolidated Affiliate, express or implied, of continued employment for any length of time, nor shall participation in the 2002 Plan interfere in any way with the lawful rights of the actual employer to terminate the employment relationship, which rights are hereby reserved for that particular legal entity.

23. Limitations on Sales of Stock Purchased Under the 2002 Plan.

The 2002 Plan is intended to provide common stock for investment and not for resale. The Company does not, however, intend to restrict or influence any participant in the conduct of his or her own affairs. A participant, therefore, may sell stock purchased under the 2002 Plan at any time, subject to compliance with any applicable Federal or state securities laws; provided, however, that because of certain Federal tax requirements, each participant will agree by entering the 2002 Plan, promptly to give the company notice of any such stock disposed of within two years after the date of the grant of the applicable option, showing the number of such shares disposed of. THE INDIVIDUAL EMPLOYEE ASSUMES THE RISK OF ANY MARKET FLUCTUATIONS IN THE PRICE OF THE STOCK.

24. 2002 Plan Effective Date and Shareholder Approval.

The 2002 Plan shall become effective upon approval by the Company's shareholders by a vote sufficient to meet the requirements of Section 423(b)(2) of the Code at the next annual meeting of the shareholders to be held May 8, 2002, which is prior to the first Exercise Date. In the event that the 2002 Plan is approved by the Company's shareholders, the final plan year for the existing 1988 Plan shall close on July 31, 2002 and the 1988 Plan shall be terminated upon distribution of shares purchased in such final plan year with any remaining shares registered for issuance under the 1988 Plan being transferred to Reserves under this 2002 Plan.

Expeditors®

